SHIN CORPORATION

08018592

RECEIVED

2006 NOV 20 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 10, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 140/2006 and SH 141/2006**

Subject: 1. The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 4/2006
2. Submission of the Reviewed Financial Statements for the Third Quarter of year 2006

Date: November 10, 2006

Attachment: Management's Discussion and Analysis for the Third Quarter of year 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
NOV 24 2006
THOMSON FINANCIAL

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

11/20

Summary Translation Letter
To the Stock Exchange of Thailand
November 8, 2006

SH 140/2006

November 8, 2006

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 4/2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.4/2006 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.4/2006
   Date: November 23 - 29, 2006
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: November 30, 2006
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1.074 ordinary share
   Exercise price: Baht 19.081 per share

4. Documents required to be submitted:

   4.1 Completed warrant exercise forms;

   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);

   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";

   4.4 Other supporting documents:-
      1) For Natural Persons - Certified true copy of the identification card or passport.
      2) For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3) For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;

   4.5 Power of Attorney affixed with stamp duty (if any).

5. Contact Place
   Shin Corporation Public Company Limited
   Group Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 02-299-5206

   The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

   Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

Summary Translation Letter
To the Stock Exchange of Thailand
November 10, 2006

SH 141/2006

November 10, 2006

Subject: Submission of reviewed financial statements for the third quarter of 2006

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors' Meeting of Shin Corporation Plc (the "Company") No. 11/2006, held on November 10, 2006, at 3.15 p.m. at the Board Room, 1st floor, Hyatt Regency Hua Hin Hotel, 91 Hua Hin – Khao tahieb Road, Hua Hin, Prachuab Khiri Khan Province approved the balance sheets, statements of income and cash flow statements for the third quarter of 2006 ended September 30. The Company would like to submit the financial statements for the third quarter of 2006.

The Company reported a net profit for the third quarter of 2006 of Baht 855.43 million, which was a decrease of Baht 1,021.13 million or 54.41 percent from Baht 1,876.56 million in the third quarter of 2005 due to the share of net results from investments – under the equity method, there was a decrease of Baht 978.26 million, from Baht 1,874.09 million in the third quarter of 2005 to Baht 895.83 million in the third quarter of 2006. The details of profits under the equity method are as follows:

Company	Quarter 3/2006 (Baht Million)	Quarter 3/2005 (Baht Million)	Percentage of Change (%)
Advanced Info Service Plc.	1,561	1,791	(12.84)
Shin Satellite Plc.	(309)	62	(598.39)
ITV Plc.	26	68	(61.76)
Others	(382)	(47)	(712.77)
Total	**896**	**1,874**	**(52.20)**

Management Discussion and Analysis: Shin Corporation plc

Corporate Milestones

Paid interim dividend for 1H06 at Baht 1.30 per share

In September 2006, SHIN paid the 1H06 dividends out of cash inflow from the interim dividends received, particularly, from ADVANC. The details of this dividend are as follows:

Source	Baht / Share	Amount (Baht million)
Dividend received from ADVANC	3.00	3,791
Dividend paid	(1.30)	(4,154)
Net dividend paid		(363)

De-orbit of Thaicom 3

In October 2006, SATTEL moved Thaicom 3 out of orbit as it had experienced a power failure and could not provide further service. This move had no impact on its customers as SATTEL had transferred the entire customer base of Thaicom 3 to Thaicom 5 in July. Writing off this satellite has resulted in a loss of Baht 958 million plus prepaid insurance of Baht 23 million.

Restructuring of investments in internet business

In September 2006, SHIN sold its entire investment of 39.91% in AD Venture Co., Ltd ("ADV") to CS Loxinfo Plc ("CSL"), an associate of SATTEL, in the amount of Baht 14 million. This was undertaken to improve CSL's revenue, diversify its sources of income and create synergy that will eventually contribute to greater profit.

Increased investment portion in OK

In September 2006, Capital OK Co., Ltd (OK), a joint venture of SHIN, increased its registered capital from Baht 2,500 million to Baht 4,050 million. SHIN paid for all the additional amount of Baht 1,550 million. As a result, SHIN's investment portion in OK rose from 60.00% to 75.31%.

Furthermore, in October 2006, SHIN acquired the remainder remaining of OK's capital from DBS Bank Ltd. in the amount of 10 million shares at Baht 66.5 per share, totaling Baht 665 million. Therefore, the investment of SHIN in OK rose from 75.31% to 100% and the status has been changed from a joint venture to a subsidiary.

Business Summary

Wireless Communications Business

At the end of 3Q06, ADVANC recorded 17.7 million cellular phone subscribers: 2.0 million are postpaid (GSM Advance and GSM 1800) subscribers, and 15.7 million are prepaid (1-2-Call!) subscribers. This represented a net increase of 0.4 million subscribers in 3Q06. The net increase of 9M06 was 1.31 million subscribers which rose from the net increase in 9M05 of 0.90 million subscribers.

Satellite and International Businesses

Transponder Leasing and Related Business

The sale of IPSTAR User Terminals ("UT") in Australia rose significantly by 1,000 per month and is expected to reach 2,000 per month by the end of this year. At the end of 3Q06, the total number of UTs was 49,855 units.

Telephone Business in Foreign Countries

Because of the growth of the telephone business in both Lao PDR and Cambodia, there was an increase in the subscriber base of every operator, especially mobile prepaid subscribers. At the end of 3Q06, LTC had 590,117 subscribers, which had risen from 562,484 in 2Q06, and Camshin had 290,155 subscribers, which had increased from 259,370 in 2Q06.

Camshin launched new "005" service which saves up to 50% on international calls

In October 2006, Camshin launched its new international calling service "005" which uses Voice over IP ("VoIP") technology. Camshin is one of a small number of companies in Cambodia that have received the VoIP license from the Cambodian Ministry of Post and Telecommunications. This technology can save between 25-50% on typical international calling rates. The target customers are the subscriber base of Camshin and other telephone operators.

In a few months, Camshin plans to provide a competitive international calling service via personal computer to phone for internet users.

ITV's ratings rose to 3.59 while market share of advertising spending remains 3rd place in the industry

Broadcasting Business

At the end of 3Q06, ITV remained in third place in the industry as its ratings, especially during prime time (18.00-22.30), rose significantly from 2.70 to 3.59 while the TV advertising spending market share rose slightly to 18%. The viewer market share was 14%, a rise of 2% from 2Q06. This was because ITV had rescheduled its programs during prime time, introduced the new dramas "Nor Ra Sing" and "Ngern Park Phee", and modified a variety show "Game Set-Thee, The Team".

TAA provided a service on 18 routes

Airline Business

In 3Q06, TAA provided a service on 18 routes, of which 9 were international routes. Since August 2006, TAA has provided an additional route from Bangkok to Yangon. At present, TAA operates a total of 10 aircraft.

OK's portfolio size reached Baht 10,500 million

Consumer Finance Business

At the end of 3Q06, OK had 873,000 accounts worth a total of Baht 10,500 million which dropped slightly from 2Q06. During economic slow down, OK released loan to the qualified customer only. Personal loans were a major service which accounted approximately 67% of total account receivable.

Operating Results

Table 1: Selected financial information *Unit: Million Baht*

	3Q06	% Inc(Dec) QoQ	% Inc(Dec) YoY*	9M06	%Inc(Dec) YoY*
Net profit	855	(46.5)	(54.4)	4,680	(28.9)
Share of net result	896	(44.4)	(52.2)	4,618	(30.7)
Basic EPS (Baht)	0.27	(48.9)	(57.4)	1.51	(31.4)

* The amount was restated according to the adoption of Thai Accounting Standard 56 "Income Tax Accounting"

Net Profit

SHIN's net profit dropped 46.5% from Baht 1,599 million in 2Q06 to Baht 855 million in 3Q06, which was also a drop of 54.4% from Baht 1,876 million in 3Q05. The net profit dropped 28.9% from Baht 6,583 million in 9M05 to Baht 4,680 million in 9M06. This was mainly due to the decrease of the share of the net results from investments as follows:

Share of the net results from investments

The share of the net results from subsidiaries, joint ventures and associates dropped by 44.4% from Baht 1,611 million in 2Q06 to Baht 896 million in 3Q06, which was a drop of 52.2% from Baht 1,874 million in 3Q05. The share of the net results dropped 30.7% from Baht 6,664 million in 9M05 to Baht 4,618 million in 9M06. The main reasons were as follows:

Table 2: Details of share of the net results *Unit: Million Baht*

	% Held	Share of net profit (loss)					% Change		
		3Q06	2Q06	3Q05*	9M06	9M05*	Compared to 2Q06	Compared to 3Q05	Compared to 9M5
ADVANC	42.80	1,561	1,761	1,791	5,587	6,047	(11.4)	(12.8)	(7.6)
SATTEL	41.32	(309)	(13)	63	(349)	473	(2,276.9)	(590.5)	(173.8)
ITV	52.92	26	70	68	131	242	(62.9)	(61.8)	(45.9)
TAA	24.50	(38)	3	1	(29)	(6)	(1,366.7)	(3,900.0)	383.3
OK **	75.31	(373)	(221)	(58)	(767)	(133)	(68.8)	(543.1)	(476.7)
Others		29	11	9	45	41	163.9	222.2	9.8
Total		896	1,611	1,874	4,618	6,664	(44.4)	(52.2)	(30.7)

* The amount was restated according to the adoption of Thai Accounting Standard 56 "Income Tax Accounting"

** The % holding in OK was changed from 60% to 75.31% in September 2006 due to the additional capital injection.

Net result from ADVANC dropped due to seasonal effect and ending of promotion

ADVANC: The share of the net result from ADVANC dropped 11.4% from Baht 1,761 million in 2Q06 to Baht 1,561 million in 3Q06, which was a drop of 12.8% from Baht 1,791 million in 3Q05. There was a drop of 7.6% in the share of the net result from Baht 6,047 million in 9M05 to Baht 5,587 million in 9M06. These decreases were primarily from a drop in revenue due to the seasonal effect and the end of a promotion in July. (For more details, see MD&A of ADVANC pp. 5-8)

SATTEL: The share of the net loss from SATTEL rose sharply from Baht 13 million in 2Q06 to Baht 309 million in 3Q06. This was primarily due to writing off Thaicom 3 in the total amount of Baht 981 million, the amortization costs and the recognition of interest associated with Thaicom 5 as expenses once the service had commenced in July 2006. When compared to 3Q05, the share of the net loss rose from a gain of Baht 63 million. In addition to the aforementioned items, this was due to the amortization and the interest costs arising from IPSTAR once the service had commenced in December 2005.

The share of the net loss of 9M06 was Baht 349 million, which dropped from a gain of Baht 473 million in 9M05. This was not primarily due to the write-off of Thaicom 3 mentioned above, but rather recording the amortization costs and the recognition of interest associated with the IPSTAR and Thaicom 5 satellites as expenses once they became operational in December 2005 and July 2006, respectively. Meanwhile, in 9M05, SATTEL recorded other income from the one-time recognition of the insurance claim on Thaicom 3 in the amount of Baht 1,083 million as well as the impairment loss for Thaicom 3 in the amount of Baht 400 million. (For more details, see MD&A of SATTEL pp. 9-14)

ITV: The share of the net result from ITV dropped 62.9% from Baht 70 million in 2Q06 to Baht 26 million in 3Q06 due to the low season of the industry, while, in 2Q06, ITV had live broadcasting of World Cup soccer which increased advertising income. When compared to 3Q05, the share of the net result dropped 61.8% from Baht 68 million, which was a drop of 45.9% from Baht 242 million in 9M05 to Baht 131 million in 9M06. This was caused by an economic downturn and political instability which began in January 2006 and made expenditure on advertising cautious. (For more details, see MD&A of ITV, pp. 14-17)

TAA: The share of the net loss in 3Q06 was Baht 38 million, higher than both 2Q06 and 3Q05. Also, the share of the net loss in 3M06 rose from 9M05 as a result of lower revenue from the decrease of the average fare and higher fuel prices.

OK: The share of the net loss from OK rose from Baht 221 million in 2Q06 to Baht 373 million in 3Q06, which was a rise from Baht 58 million in 3Q05. Also, the net loss increased sharply from Baht 133 million in 9M05 to Baht 767 million in 9M06. The increase in the net loss was mostly a result of the increase in the allowance for doubtful accounts and the economic downtrend which made it more difficult for customers to repay their loans.

Financial Position

Table 3: Investment value as at 30 September 2006 and 31 December 2005 *Unit: Million Baht*

Company	Investment portion (%)		Investment value			
	2006	2005	2006	%	2005	%
ADVANC[1]	42.80	42.83	31,833	76.1	34,253	78.4
SATTEL[1]	41.32	41.34	5,233	12.5	5,631	12.9
ITV[1]	52.92	52.94	2,556	6.1	2,424	5.5
TAA [2]	24.50	50.00	26	0.1	120	0.3
OK [3]	75.31	60.00	1,869	4.5	906	2.1
Others			298	0.7	362	0.8
Total			**41,815**	**100.0**	**43,696**	**100.0**

[1] Percentage decreased from the exercise of warrants under the ESOP program of each company.
[2] Percentage holding of TAA dropped from the sale of TAA stock to AA, of which 49% is held by SHIN.
[3] Percentage increased from additional capital injection.

As at 30 September 2006, the investment value was Baht 41,815 million, a drop of 4.3% from 31 December 2005. This was because of the recognition of the dividends received during 9M06, especially from ADVANC.

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 127 million from Baht 43,168 million as of 31 December 2005 to Baht 43,302 million as of 30 September 2006. SHIN had a cash inflow from additional share capital in the amount of Baht 3,743 million, mainly raised from the exercise of warrant SHIN-W1. Also, there was an increase of Baht 4,674 million from the rising share of the net result from operating activities, while retained earnings dropped due to the dividend payment of Baht 8,235 million.

Cash Flow

At the end of 3Q06, SHIN's cash and cash equivalent was Baht 1,261 million, which was a rise of approximately Baht 934 million from 31 December 2005. In 9M06, SHIN had a cash outflow from operating activities in the amount of Baht 68 million compared to Baht 431 million in 9M05. The decrease in cash outflow was mainly due to the repayment of Baht 404 million interest on a debenture, which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date. In 9M06, SHIN had a cash inflow from investment activities in the amount of Baht 6,701 million from the following sources:

- The dividend receipt of Baht 8,061 million.
- Cash received from the sale of TAA and ADV in the amount of Baht 400 million and Baht 32 million, respectively.
- Cash received from the sale of a short-term investment of Baht 144 million.

SHIN had a cash outflow for the additional investment in OK and AA of Baht 1,730 million and Baht 201 million, respectively and as well as the purchase of ARC in the amount of Baht 8 million.

SHIN also had a cash outflow from financing activities in the amount of Baht 5,699 million, mainly from the following items:

- The receipt from share capital related to warrant SHIN-W1 in the amount of Baht 3,734 million.
- The receipts from short-term loans in the amount of Baht 1,380 million.
- The payment of dividends in the amount of Baht 8,235 million.
- The repayment of a short-term loan in the amount of Baht 2,580 million.

Capital Structure and Liquidity

As at 30 September 2006, SHIN's liquidity ratio was 29.02x compared to 0.51x at 31 December 2005. This was due to an increase in cash, especially from the exercise of a warrant and the repayment of a short-term loan. Consequently, SHIN has become a debt-free company - the debt to equity ratio as at 31 December 2005 was 0.03x.

Management Discussion and Analysis: Advanced Info Service Plc

Overview

For 3Q06, AIS and its subsidiaries ("The Group") reported a total of 17,723,100 mobile subscribers, comprising of 1,973,600 postpaid subscribers (GSM Advance and GSM 1800) and 15,749,500 prepaid (One-2-Call!) subscribers. This represented net additions of 405,200 for the period. For the nine-month period of 2006 (9M06), the Group added a total of 1,314,200 subscribers, represented an increase of 45% y-o-y from 909,200 over the same period of last year.

Service revenues in 3Q06 were dampened by lower usage due to an ending of the low-price promotions in July 2006 and seasonality impact as third quarter usually has the lowest usage in a year. As a result, service revenues in 3Q06 declined 5% y-o-y and 2% q-o-q to Baht 18,046 million. Sales revenues increased 19.4% y-o-y based on strong handset unit sales since the beginning of the year but declined 5.6% from the previous quarter.

For the nine-month period of 2006 (9M06), service revenues were Baht 57,736 million, decreased 3.7% from Baht 59,956 million in 9M05 as the low-price promotions were launched earlier in late March this year compared to May for last year. Sales revenues were improved to Baht 11,364 million, represented an increase of 37% from Baht 8,293 million in 9M05.

The Group incurred higher total cost of Baht 41,967 million in 9M06 compared to Baht 39,463 million in 9M05, represented an increase of 6.3% y-o-y due to higher cost of sales and increasing operating cost for network quality improvement and capacity expansion.

Net profit was Baht 13,069 million in 9M06, declined 7.4% from Baht 14,109 million in 9M05.

For the period, the Group issued new long-term debentures of Baht 11,427 million to finance capital expenditure, refinance a portion of matured debentures and to support its operations.

Results of operations - Quarterly Comparison

Million Baht

	3Q06	3Q05 restated	% change y-o-y	2Q06	% change q-o-q
Service revenue	18,046	18,989	(5.0%)	18,422	(2.0%)
Sales revenue	3,858	3,230	19.4%	4,086	(5.6%)
Total revenue	21,903	22,219	(1.4%)	22,508	(2.7%)
Total cost	13,876	13,435	3.3%	13,968	(0.7%)
Gross profit	8,027	8,784	(8.6%)	8,540	(6.0%)
SG&A	2,621	2,433	7.6%	2,559	2.4%
Earnings before tax	5,293	6,113	(13.4%)	5,919	(10.6%)
Net profit	3,653	4,178	(12.6%)	4,126	(11.5%)

	9M06 (9-month)	9M05 (9-month) restated	% change y-o-y
Service revenue	57,736	59,956	(3.7%)
Sales revenue	11,364	8,293	37.0%
Total revenue	69,100	68,249	1.2%
Total cost	41,967	39,463	6.3%
Gross profit	27,133	28,786	(5.7%)
SG&A	7,997	7,468	7.1%
Earnings before tax	18,920	20,572	(8.0%)
Net profit	13,069	14,109	(7.4%)

Revenues & Profitability

Service revenues declined 5% y-o-y and 2% q-o-q as a result of seasonal effect and end of low-price promotion.

Total Revenue

Total revenues in 3Q06 were Baht 21,903 million, decreased 1.4% y-o-y and 2.7% q-o-q, resulted mainly from the decrease in service revenues. Of total revenues, 82% represented revenues from mobile services and the rest 18% from handset and SIM card sales.

Service revenues in 3Q06 were Baht 18,046 million, a fall of 5% y-o-y and 2% q-o-q due to lower usage following an ending of low-price promotions in July 2006 and quarterly seasonal effect as September was normally the lowest usage month in a year.

Revenues from handset and SIM card sales were Baht 3,858 million, improved 19.4% y-o-y but declined 5.6% q-o-q. The growth from last year was driven by strong handset sales as handset selling prices continued to decline since the beginning of the year.

For 9M06, the Group generated total revenues of Baht 69,100 million, increased 1.2% from Baht 68,249 million in the same period last year due to higher sales from handset and SIM card.

There was a numbering fee paid to NTC started in Sep-06.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 3Q06 The Group incurred Baht 13,876 million of total cost, increased 3.3% y-o-y but decreased 0.7% q-o-q.

Cost of services and equipment rentals declined 4.2% y-o-y to Baht 5,826 million in 3Q06 from Baht 6,081 million in 3Q05 attributed to lower amortization as some portion of assets under concession agreement had been fully amortized. However, the cost of service increased slightly by 1.1% q-o-q due to higher maintenance expense and numbering fee. The Group started to pay numbering fee to the National Telecommunications Commission (NTC) since September 2006 at Baht 1/number/month.

The concession fee and excise tax were Baht 4,411 million in 3Q06, decreased 1% y-o-y and 3% q-o-q resulted from lower service revenues during the period. For the nine-month period of 2006, concession fee and excise tax as percentage of service revenue were 24.6%, compared to 23.4% for the same period in 2005 due to the increase of concession fee on postpaid service from 25% last year to 30% currently.

Cost of sales were Baht 3,638 million in 3Q06 increased from Baht 2,898 million in 3Q05 but declined slightly from Baht 3,660 million in 2Q06. This represented a sales margin of 5.7% in 3Q06 compared to 10.3% in 3Q05 and 10.4% in 2Q06. Sales margin was usually fluctuated from quarter to quarter depending on the launches of new handset models.

SG&A expenses increased because of aggressive marketing promotion in this period.

Selling and administrative expenses were Baht 2,621 million in 3Q06, represented an increase of 7.7% y-o-y and 2.4% q-o-q. The higher expenses were mainly caused by higher marketing expenses following increasing marketing activities on refreshments of the Group's three brands – GSM Advance, One-2-call and Sawasdee. SG&A to total revenues increased to 12% in 3Q06 compared to 11% in 3Q05 and 11.4% in 2Q06.

In 3Q06, interest expenses were Baht 372 million, increased from Baht 327 million in 2Q06 as the Group issued a new debenture of total Baht 11,427 million in September 2006.

Net Profit

The Group posted a net profit of Baht 3,653 million in 3Q06, a fall of 12.6% y-o-y and 11.5% q-o-q. For 9M06, net profit was Baht 13,069 million, decreased 7.4% from Baht 14,109 million in 9M05.

Liquidity

During the first nine month period of 2006, current ratio improved slightly to 57% as at end of September 2006 from 55% as at end of December 2005. This was resulted from an increase in amount of cash and cash equivalents from Baht 11,456 million as at the end of 2005 to Baht 13,828 million as at the end of September 2006.

Current assets

As of 30 September 2006, the Group's current assets was Baht 23,235 million, increased 14% from Baht 20,347 million as of 31 December 2005 due to increase in cash and prepaid expenses such as concession fee and excise tax.

Current liabilities

Total current liabilities also increased to Baht 40,746 million from Baht 36,734 million at the end of December 2005 due to increase in trade accounts payable and current portion of long-term debentures.

	30 September 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Trade accounts payable	6,519	16.0%	4,520	12.3%
Current portion of long-term borrowings & debentures	16,499	40.5%	14,241	38.8%
Concession right payable, accrued concession fee and excise tax	8,536	20.9%	7,354	20.0%
Other current liabilities	9,192	22.6%	10,619	28.9%

Total Asset grew from increase in cash and fixed assets

Assets

Total assets, as of 30 September 2006 was Baht 132,368 million, grew by Baht 4,408 million from Baht 127,960 million as of 31 December 2005. The increase primarily came from increases in cash & cash equivalents and asset under concession agreement as the Company continued to invest in network capacity and quality.

Current assets accounted for 17.6% of total assets. Details of major items were as follows.

	30 September 2006		31 December 2005	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	23,235	17.6%	20,347	15.9%
Property, plant and equipment, net	7,754	5.9%	8,259	6.5%
Asset under concession agreement, net	78,327	59.2%	75,843	59.3%
Deferred tax asset	9,816	7.4%	8,946	7.0%
Other non-current assets	13,236	10.0%	14,565	11.4%

Capital structure

The Group had strong capital structure amidst high dividend pay-out and increase in total debts.

The Group's balance sheet and capital structure remained strong, which support company's ability to continue paying high dividend pay-out. The strong capital structure reflected in low total liabilities to equity at 78% as of 30 September 2006, compared to 60% as of 31 December 2005. The slight increase in ratio was a result of an issuance of debentures of total Baht 11,427 million in September 2006.

Net debt to equity (Net debt = total debentures and borrowings minus cash) also increased to 27% as of 30 September 2006 from 18% as of 31 December 2005.

Debentures and Loans

Total debentures and loans as of 30 September 2006 were Baht 33,632 million, increased from Baht 25,451 million as of 31 December 2005. In September 2006, the Group issued new long-term debentures of total Baht 11,427 million. These debentures had maturity of 3-7 years with an average interest rate of 5.9% per annum.

	30 September 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Current portion of long-term borrowings & debentures	16,499	28.5%	14,241	29.7%
Long-term borrowings	23	0.04%	19	0.04%
Long-term debentures	17,110	29.5%	11,191	23.3%
Total interest bearing debts	33,632	58.1%	25,451	53.0%

Cash flow continued to be strong and more than sufficient to finance capex.

Shareholders' equity

The Group's shareholder's equity decreased to Baht 74,451 million as of 30 September 2006 from Baht 79,935 million as of 31 December 2005, mainly due to dividend payment of total Baht 18,623 million.

Cash Flow

For the first nine-month period of 2006, the Group continued to show strong cash flow position. The Group generated net cash flow from operations of Baht 27,656 million and had additional cash inflow from Baht 11,410 million new debentures. The use of funds was to spend on capital expenditure of Baht 12,477 million, refinance Baht 3,261 million of long-term debt, pay Baht 18,623 million dividends, and the rest kept as cash on hand.

I. Overview

Revenue of Q3/06 surges 16.9%

Shin Satellite Plc's consolidated sales and service income for Q3/2006 increased by 16.9% over the same period last year due to a significant growth in UT sales as well as a gradual growth in the number of telephone users in both Cambodia and Laos. Revenue from the telephone business enjoyed an increase of 17.6% over the same quarter last year. The Company recorded a gain on exchange of Baht 144 million for Q3/2006 that resulted from a continuation of the Baht appreciation.

The Company's total shared net income from its associate was Baht 25 million, increased from Baht 17 million for the same quarter last year.

The Company's Q3/2006 net loss was Baht 747 million, a larger loss compared to the previous quarter. This loss was mainly due to a heavy loss on the write-off costs of Baht 981 million of Thaicom 3 and the depreciation costs arising from Thaicom 4. Net loss for the nine months ended September 30, 2006, was Baht 839 million. However, if the write-off costs of Thaicom 3 were not taken into account, the Company's Q3/2006 net loss would be Baht 60 million.

With the adoption of deferred tax policy, the Company had an adjusted net profit of Baht 154 million for Q3/2005, an increase of Baht 9 million from the previous figure. Net profit for the nine months ended September 30, 2005, was Baht 1,048 million, increased by Baht 120 million from the previous figure.

II. Business Summary

No adverse effect from the deborbit of Thaicom3

Transponder leasing and related business

At approximately 01.37 a.m. (Bangkok Time) on October 2, 2006, the Thaicom 3 satellite was deorbited since it experienced power loss to such an extent that it could not provide further service. The deorbit of the Thaicom 3 satellite, however, has no adverse effect on the customers as there are no customers on the satellite after successfully transferring all the customers' traffic from the Thaicom 3 satellite to the newly launched the Thaicom 5 satellite since July 13, 2006.

49,855 UTs at the end of Q3/06

IPSTAR Australia Pty Ltd. (IPA), a fully owned subsidiary of Shin Satellite Plc., has achieved a deployment rate of 1,000 subscribers per month in Australia since August and is expecting to reach 2,000 new subscribers per month by the end of this year. This brings the total number of satellite user terminals provided by Shin Satellite to 49,855 at the end of Q3/2006.

Reach 880,272 telephone subscribers

Telephone Business

Because of the steady growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q3/2006, LTC and Camshin have 590,117 and 290,155 subscribers, respectively, an increase of 39.5% and 27% over the same period in 2005.

New VoIP international calling service "005" in Cambodia

CamShin Co., Ltd. launched its new international calling service "005", using Voice-Over-IP (VoIP) technology and reducing typical international calling rates in Cambodia by approximately 25 to 50 percent. CamShin is among the limited number of companies in Cambodia that received the VoIP License from the Ministry of Post and Telecommunication of Cambodia in August 2006. The Company will target its existing customer base as well as international callers of other telephone operators in the country with its new service. In addition, international calling using PC to phone will be introduced for Internet users with the most competitive rates within a few months.

III. Consolidated Operating Results

Selected financial information on SATTEL

	Amount (MBt)			Change (%)	
	Q3/06	Q2/06	Q3/05	QoQ	YoY
Sales and service income	1,634	1,463	1,398	11.7	16.9
Share of net results from associate	25	20	17	25.0	47.1
Cost of sales and services	1,380	1,366	954	1.0	44.7
SG&A expenses	264	290	235	-9.0	12.3
Loss on write-off of property and equipment under concession	981	-	-	100.0	100.0
EBIT*	(10)	(193)	209	NA	-104.8
EBITDA**	703	596	620	18.0	13.4
Net profit before net loss on write-off of property and equipment under concession	(60)	(34)	154	NA	-139.0
Net profit	(747)	(34)	154	NA	-585.1
EPS (Baht)	(0.68)	(0.03)	0.14	NA	-585.7

* EBIT = Sales and service income – Cost of sales and services – SG&A expenses

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Consolidated sales and service income for Q3/2006 was Baht 1,634 million, an increase of Baht 236 million, or 16.9%, compared to Baht 1,398 million in Q3/2005 and an increase of Baht 171 million or 11.7% from the last quarter. This resulted from an increase in revenue from satellite and related services and from the telephone business.

Sales and Service Income	Q3/06	Q2/06	Q3/05	%QoQ	%YoY
Transponder and related	1,014	849	872	19.4	16.3
Telephone	601	595	511	1.0	17.6
Internet	19	19	15	0.0	26.7
Total	**1,634**	**1,463**	**1,398**	**11.7**	**16.9**

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q3/2006 was Baht 1,014 million, an increase of Baht 142 million or 16.3% compared to Baht 872 million for the same period last year and increased by Baht 165 million or 19.4% from Baht 849 million for the last quarter.

Transponder and related	Q3/06	Q2/06	Q3/05	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related	649	634	641	2.4	1.2
IPSTAR	365	215	231	69.8	58.0
Total	**1,014**	**849**	**872**	**19.4**	**16.3**

Revenue from the Thaicom conventional satellite business for Q3/2006 was Baht 649 million, an increase of Baht 8 million or 1.2%, from Baht 641 million in Q3/2005 and increased by Baht 15 million or 2.4% from Baht 634 million for the last quarter. This resulted from an increase in Conventional Thaicom utilization rate and an increase in Turnkey Project sales arising from broadcast customers in Pakistan. Nevertheless, the continued appreciation of the Thai Baht has an effect on this quarter's revenue, which increased slightly from the same quarter last year.

IPSTAR service revenue was Baht 365 million in Q3/2006, an increase of Baht 134 million or 58% compared to Baht 231 million in the same period last year and an increase of Baht 150 million or 69.8% from last quarter. This was substantial because the Company sold 9,806 UTs in this quarter, an increase of 4,593 UTs or 88.1% from 5,213 UTs for Q3/2005 and an increase of 7,018 UTs or 251.7% from 2,788 UTs for the last quarter. Especially in Australia, it has achieved a much higher deployment rate of subscribers since August and UT sales should be more increased in the fourth quarter of 2006. Moreover, the Company had revenue from transponder leasing on Thaicom 4 (IPSTAR) while the same period last year was nil.

Telephone Network Services

Because of the growth of mobile prepaid subscribers, revenue from the telephone network business in both Cambodia and Laos in Q3/2006 was Baht 601 million, an increase of Baht 90 million, or 17.6%, compared to Baht 511 million in Q3/2005 and increased by Baht 6 million or 1% from the previous quarter. At the end of Q3/2006, LTC and Camshin have 590,117 and 290,155 subscribers, respectively, an increase of 39.5% and 27% over the same period in 2005.

Internet Services

Revenue from the Internet business in Q3/2006 was Baht 19 million, up from Baht 15 million in Q3/2005, due to an increase in the number of internet users of LTC and Camshin. However, the revenue for this quarter remained unchanged from the last quarter.

Cost of Sales and services

The Company reported total costs for Q3/2006 of Baht 1,380 million, an increase of Baht 426 million or 44.7% compared to Baht 954 million in Q3/2005 because of an increase in the cost of providing transponder leasing and related services and the cost of providing telephone services. Total costs for Q3/2006 rose by Baht 14 million or 1% compared to the last quarter because of an increase in the cost of providing transponder leasing and related services.

Costs accounted for 84.5% of sales and services income, rising from 68.2% in Q3/2005.

Cost of Sales and Services	**Q3/06**	**Q2/06**	**Q3/05**	**%QoQ**	**%YoY**
Transponder and related	1,082	1,038	675	4.2	60.3
Telephone	279	304	254	-8.2	9.8
Internet	19	24	25	-20.8	-24.0
Total	**1,380**	**1,366**	**954**	**1.0**	**44.7**

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services for Q3/2006 were Baht 1,082 million, an increase of 60.3% from Baht 675 million in the same period last year. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets, cost of UT sales, and concession fee.

Costs relating to transponder leasing and related services rose by 4.2% from the previous quarter due to a rise in cost of UT sales, which was in accordance with an increase in its sales volume.

Transponder and related	**Q3/06**	**Q2/06**	**Q3/05**	**%QoQ**	**%YoY**
Thaicom 1A, 2, 3, 5 and related	380	435	434	-12.6	-12.4
IPSTAR	702	603	241	16.4	191.3
Total	**1,082**	**1,038**	**675**	**4.2**	**60.3**

- There was a Baht 54 million or 12.4% decrease in the cost relating to the Thaicom conventional satellites and related business from the same quarter last year, because of Baht 142 million lower amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and in-orbit insurance of the Thaicom 5 satellite.

- A Baht 461 million or 191.3% increase in the cost of providing IPSTAR services from Q3/2005, caused by an increase in the cost relating to the Thaicom 4 satellite that commenced service in December 2005; for instance, the amortization of the Thaicom 4 satellite and its ground equipment of Baht 356 million, revenue sharing to MICT of Baht 14 million, an in-orbit insurance cost for Thaicom 4 of Baht 72 million, and the cost of UT sales. These costs were nil in the same period last year.

Telephone Network Services

Costs relating to the telephone business for Q3/2006 amounted to Baht 279 million, an increase of 9.8% from Baht 254 million for Q3/2005 due to an increase in an amortization of the telephone network, a rise in revenue sharing to the Cambodian government and increased electricity cost. These costs decreased by 8.2% from the last quarter because of a drop in the cost of Interconnection Charge.

Internet Services

Costs relating to the Internet business in Q3/2006 were Baht 19 million, decreased by Baht 6 million from Baht 25 million for Q2/2005 and went down by Baht 5 million from the last quarter.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 264 million in Q3/2006, an increase of Baht 29 million, or 12.3% compared to Baht 235 million in Q3/2005. This was because the Company recorded an amortization cost of IPSTAR funding of Baht 29 million in this quarter. These expenses decreased by Baht 26 million or 9% from the last quarter due to a decline in allowance for doubtful accounts and provision for an obsolete stock.

Loss on write-off of property and equipment under concession

Loss on write-off of property and equipment under concession was Baht 981 million for Q3/2006 that was mainly due to the heavy write-off of Baht 958 million of the Thaicom 3 satellite and the in-orbit insurance cost for the Thaicom 3 satellite of Baht 23 million. This loss was nil in the last quarter.

681.8% increase in interest expenses for IPSTAR and Thaicom 5

Interest Expenses

Interest expenses were Baht 258 million, an increase of Baht 225 million, or 681.8%, compared to Baht 33 million in Q3/2005 due to the interest associated with the IPSTAR project commencing service in December 2005 and the recognition of interest associated with the Thaicom 5 project as expenses once the service started in July 2006. The interest expenses for Q3/2006 rose by Baht 37 million or 16.7% from Baht 221 for the last quarter because the interest related to the Thaicom 5 project was recognized as expenses.

Gain on Exchange Rate

Because of the strengthening of the Thai Baht during July - September 2006, the Company reported a gain of Baht 144 million from foreign exchange in Q3/2006, while it recorded a loss of Baht 24 million in the same period in 2005.

Share of net results from investment – equity method

Because of the adoption of deferred tax, the share of net results from investment for Q3/2005 was restated and reduced from Baht 29 million to Baht 17 million.

The share of net results from investment was Baht 25 million in Q3/2006. This was an increase from the same period last year due to a decrease in SG&A expenses of Internet Services, the publishing of the Thailand Yellow Pages, and Voice Info Services decreased.

The share of net results from investment rose by Baht 5 million from the last quarter, reflecting an increase in CSL's net profit, which caused by a drop in SG&A expenses of the publishing of the Yellow Pages, Voice Info Services, and Mobile Content Services.

Income Tax Expense

Because of the early adoption of accounting for deferred income taxes, the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 329 million in Q3/2006. Moreover, the Company also has to restate the income tax payable for Q3/2005, to decrease from Baht 47 million to Baht 25 million.

IV. Financial Position

Due to the implementation of accounting for deferred income taxes, total assets as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of Q3/2006, the Company reported total assets of Baht 33,474 million, a decrease of Baht 509 million or 1.5% from the end of 2005. This was caused by a drop in cash and cash equivalents resulting from repayments of long-term borrowings. CSL's net assets were presented as an investment in an associate.

SATTEL's Asset Components

Asset	September 30, 2006		December 31, 2005 (Restated)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,683	8.0	3,221	9.5
Investment in associates	670	2.0	832	2.4
PP&E Net	6,531	19.5	8,242	24.3
PP&E under the concession agreement, net	20,921	62.5	19,312	56.8

Liquidity

At the end of Q3/2006, the Company had a current ratio of 0.39 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 252 million in the current portion of long-term loans for the IPSTAR and Thaicom 5 projects while there was a drop of Baht 323 million in cash balance from Baht 677 million at the end of last year due to the principle and interest payment of IPSTAR loan and the interest payment of Thaicom 5 loans.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the implementation of the accounting for income taxes, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figure of Baht 780 million. At the end of Q3/2006, the Company's "investment in associate" was Baht 670 million, decrease from the end of 2005, reflecting a proportionate recognition of CSL's net profit for the first nine months of 2006 amounted to Baht 70 million offset by a dividend paid of Baht 232 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q3/2006 was Baht 6,531 million, a decrease of Baht 1,711 million from Baht 8,242 million at the end of 2005. This was because the investment in the Thaicom 5 project was transferred and recorded under PPE under concession after transferring the title of the satellite to the Ministry of Information and Technology on July 12, 2006.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q3/2006 was Baht 20,921 million, increased from Baht 19,312 million at the end of 2005. This was mainly because assets associated with the Thaicom 5 project were transferred from PP&E to this item offset by the depreciation and amortization of Baht 1,482 for the nine months ended September 30, 2006, and the write-off of Baht 958 million of the Thaicom 3 satellite.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q3/2006 were Baht 17,665 million, an increase of Baht 531 million from Baht 17,134 million at the end of 2005. This was because of the long-term loans for the Thaicom 5 project and an increase in the short-tern loans offset by a decrease in the long-term loans for the IPSTAR project for which the Company has started the principal repayments since November 2005.

According to the execution of deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 12,851 million at the end of Q3/2006, down from the end of last year, reflecting net loss for the first nine months of 2006 of Baht 839 million as well as an increase in the loss from foreign currency translation adjustment of Baht 114 million.

Net borrowings to equity at the end of Q3/2006 was 1.37 times, which is considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5 and receiving support from financial institutions.

Cash flows

The Company's cash flows from operating activities for the nine months ended September 30, 2006, was Baht 2,239 million. Net cash outflows used for investing activities were Baht 3,439 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Parts of these projects receive support from financial institutions. The Company has drawn Baht 2,829 million loans from financial institutions mainly to support the Thaicom 5 project. In addition, long-term loans of Baht 2,104 million were repaid which mainly consisted of the loans for the IPSTAR project. Thus, the Company had net cash inflow from financing activities for Q3/2006 of Baht 877 million.

The Company had ending cash of Baht 354 million on September 30, 2006.

Management Discussion and Analysis: ITV Public Company Limited

Overview

Prime time rating jumped 33%due to a successful introduction of two new drama series.

During the third quarter of 2006, the local media advertising industry showed a 5.7 % increase from the third quarter of 2005, whilst the television advertisement segment also experienced a 9.3% growth. Nevertheless, the total advertisement spending for all media as well as the television advertisement expenditures showed a slight decline of 1.2% and 1.6% from the previous quarter. The decline was due to the industry's low seasonal cycle.

As for its operations, the Company still retained its industrial third position with 18% of the TV advertising spending market share, a slight increase of 1% from the previous quarter. Its viewer market share also expanded 2% from the previous quarter to 14%, whereas its rating jumped by 33% to 3.59 this quarter, from 2.70 in the previous quarter. The station's increased popularity resulted mainly from program adjustments during the prime time (6.00 p.m. to 10.30 p.m.). Such adjustments included introductions of new kid drama series "Nor Ra Sing" in July and a Thai drama "Ngern Park Phee" in August, as well as a modification and renaming of an existing household favorite game show "Game Set-Thee The Team" in August. The success of all these entertainment programs also enhanced growing response from viewers in their continued support for the Station's news programs, particularly for the prime time news. The overall rating of the Station's prime time thus improved significantly.

Nevertheless, the Company's operating results were severely impacted by external factors namely the economic condition, political environment, and continued upward trend in both the oil prices and interest since the beginning of the year onwards. These factors coincided with the quarter's low seasonal cycle pushing the revenues for the quarter down to Baht 510 million, a drop of 12% from the previous quarter and from the same quarter of last year. The Company recorded a net profit of Baht 89 million in this quarter, a decrease of Baht 83 million or 49% from the previous quarter. It also dropped by Baht 79 million, or 47% from the same period of last year. The net profit margin for the quarter was 17% and net profit per share was Baht 0.07.

Analysis of Operation Results (Consolidated Financial Statements)

Total revenues dropped by 12% due to impacts of low seasonal cycle and other less favorable external factors of 2006 such as economic condition and political environment.

Key financial information:

Baht Million	3Q06	2Q06	%QoQ	3Q05	% YoY
Total Revenues	510	579	*-11.9%*	579	-11.9%
Cost of Services	263	234	*12.5%*	226	16.4%
Selling and Admin Exp.	94	109	*-13.6%*	122	-22.9%
Concession fee	58	58	*0%*	58	0%
EBIT	95	178	*-46.9%*	172	-45.1%
Interest Exp.	6	6	*-0.6%*	4	41.8%
Net Income	89	172	*-48.5%*	168	-47.3%

Total Revenues

The Company's total revenues for the third quarter of 2006 was Baht 510 million, drop by Baht 69 million or 12% from the previous quarter and also the same quarter of last year. Total revenues, generated from two major activities, which can be broken down to :

- **Advertising Income**

  The advertising income for the third quarter amounted to Baht 393 million, showing a Baht 67 million drop or 15% from the previous quarter. The drop resulted from low seasonal activities of the industry, high competition among major TV stations. Although, ITV's Q306 rating has been significantly improved, after the launch and revamp of new prime time programs, the station couldn't reap the benefits of those good figures in this period according to lagging indicator of the nature of TV industry. In addition, the second quarter revenue growth was obtained direct windfall from corporate promotional spending linked to the 2006 World Cup matches. The advertising income showed a year-on-year drop of 16% or Baht 76 million resulting from the adverse external effects of economic and political environments that have carried on since early 2006 and negatively impacted the Company's customers spending budgets.

- **Airtime Rental**

  The Company's airtime rental totaled Baht 104 million, a slight decline of 3% from the previous quarter and from the same quarter of last year.

Total costs slightly increase by 3%, caused by marketing events, whereas sales and administrative expenses declined due to an effective expenses control.

Total Costs

The Company's total costs was Baht 421 million, an increase of Baht 14 million or 3% from the previous quarter, and an increase of Baht 11 million or 3% from the same quarter of last year. The increase was due to:

- In the third quarter of 2006, the Company's cost of services was Baht 263 million, an increase of 13 % from the previous quarter. The increase resulted from expenses incurred from marketing events especially from 2006 Miss Thailand Pageant, as well as an increase in impairment provision of Thai drama copy rights. The cost of services was up 16 % from the same quarter of last year due largely to increased marketing events during the quarter.
- Sales and administrative expenses for the quarter were Baht 94 million, a decline of 14% from the previous quarter and 23% from the same quarter of 2005. The drop came from a decline in agency commission that were in line with a drop in sales for the quarter, a fall in marketing and public relation expenses, and a reduction in other general expenses such as legal fees, allowance for bad debts and employee expenses.
- The concession fee for the quarter was Baht 58 million, showing no change from the previous quarter.
- Interest expenses for the quarter was Baht 6 million, showing no significant change from the previous quarter but posing a slight increase of Baht 2 million from the same period of 2005, due mostly to upward adjustments in market lending rates.

Net Profit

In this quarter the Company generated Baht 89 million in net profit, a 49% decline from the previous quarter, and a 47% from the same period of 2005. Net profit margin for the quarter was 17%.

Analysis of Financial Position (Consolidated Financial Statements)

1. Assets

Total assets increased 7% from year-end 2005 due to an increase in cash from operation.

As at 30 September 2006, the Company's total assets amounted to Baht 3,697 million, an increase from the year end 2005 of Baht 245 million, or 7%. Assets comprised:

Baht Million	3Q06	% of Total Assets	4Q05	% of Total Assets
Cash and Cash Equivalent	1,234	33.4%	826	23.9%
Trade Receivables - Net	333	9.0%	354	10.3%
Other Current Assets	129	3.5%	149	4.3%
Concession Assets - Net	1,990	53.8%	2,112	61.2%
Other Non-Current Assets	11	0.3%	11	0.3%
Total Assets	3,697	100.0%	3,452	100.0%

As at the end of the quarter, the Company's current assets grew mainly because of operating profits, which increased in its cash and cash equivalent. While net account receivables declined in line with a drop in 2006 sales. Other current assets decreased due to declines in program rights and withholding tax receivables. Concession assets also recorded a drop from the previous quarter due to a decline in the net concession assets after depreciation.

2. Liabilities

Total liabilities stood at Baht 996 million, showing a decline of Baht 121 million, or 11% from the year end 2005. Liabilities comprised:

Baht Million	3Q06	% of Total Liability	4Q05	% of Total Liability.
Current portion of Long-term Loan	86	8.6%	81	7.2%
Concession Payable	392	39.4%	450	40.3%
Other Current Liabilities	268	26.9%	296	26.5%
Long-term Liabilities	250	25.1%	290	26.0%
Total Liabilities	996	100.0%	1,117	100.0%

Total liabilities as at the end of the quarter declined due to a reduction in outstanding loans caused by repayments made during 2006. Accrued concession fees also reduced due to payments made in July. Current liabilities declined due to lower amount of accrued expenses.

D/E ratio was at 0.37X, showing an improvement from 0.48X as at the year end 2005

3. Shareholders' Equity

As at 30 September 2006, the Company's total shareholders' equity was Baht 2,701 million, an increase of Baht 366 million, or 16% from the year end 2005. The increase resulted mainly from net operating profit generated during the year, which helped to reduce the accumulated loss previously incurred.

4. Liquidity and Capital Structure

During the quarter, the Company's liquidity position improved with the current ratio of 2.27X as compared to 1.61X as at the end of 2005. The Company's debt to equity ratio also improved from 0.48X as of the year end 2005 to 0.37X at the end of this quarter.

Cash Flow

As at the end of the third quarter of 2006, the Company's cash position was Baht 1,234 million, a Baht 408 million, or 49% increase from the year end 2005. The increase came from:

- Net cash inflow from operating activities of Baht 597 million.
- Net cash outflow from investment activities of Baht 153 million, due to :
  - Baht 91 million spent for purchases of program copy rights and production costs
  - Baht 62 million investment in equipment
- Net cash outflow from financing activities of Baht 36 million resulting from repayments of long-term loan.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 September 2006

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2006, and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2006 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these interim financial statements based on my review. The consolidated and company financial statements for the three-month and nine-month periods ended 30 September 2005 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, were reviewed by the another auditor from the same firm as myself, whose report dated 11 November 2005 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2005 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2005, presented for comparative purposes (before restatement), are components of the aforementioned interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2005 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 1 March 2006 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2005, presented herewith for comparative purposes (before restatement), are part of the consolidated and company financial statements which were audited and upon which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

Without qualifying my report, I draw attention to Note 17 b) to the financial statements on the award of the arbitration panel relating to the Agreement for the Operation of Television Station in relation to ITV, a subsidiary, in respect of the concession fee and the appeal entered by the Office of the Permanent Secretary, the Prime Minister's Office, in order to revoke the awards made by the arbitration panel and the outcome of the Administrative Court of the First Instance which overturned the arbitration decision, including the penalty fee for having changed the programming schedule as claimed by the Permanent Secretary, the Prime Minister's Office. ITV submitted the appeal to the Supreme Administrative Court. Because the ultimate outcome of the matter cannot presently be determined, therefore, ITV did not set up provision for any liability that may result in the interim financial statements.

SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
10 November 2006

	Notes	Consolidated 30 September 2006 Unaudited Baht'000	Consolidated 31 December 2005 Audited Restated Baht'000	Company 30 September 2006 Unaudited Baht'000	Company 31 December 2005 Audited Restated Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		4,605,016	2,628,319	1,261,652	327,428
Current investments		136,832	272,114	136,832	272,114
Trade accounts and notes receivable, net	5	1,902,974	1,955,794	11,662	7,295
Current portion of loans and accrued interest receivable, net	6	5,000,918	4,659,422	-	-
Amounts due from and advances to related parties	15 f)	25,543	26,404	9,548	18,195
Inventories, net		531,143	661,632	-	-
Current portion of accounts receivable - forward contract, net		-	259,535	-	-
Other current assets		1,024,294	1,127,803	25,460	29,208
Total current assets		13,226,720	11,591,023	1,445,154	654,240
Non-current assets					
Loans and accrued interest receivable, net	6	2,112,043	1,746,710	-	-
Investments in subsidiaries, associates and joint ventures	7	32,274,165	34,819,287	41,815,498	43,696,849
Other investments		27,212	26,250	26,250	26,250
Loan to other company		21,000	25,180	-	-
Property and equipment, net	8	7,045,844	8,747,281	47,197	43,096
Property and equipment under concession agreements, net	8	22,806,431	21,316,574	-	-
Goodwill, net	8	1,533,477	1,306,249	-	-
Other intangible assets, net	8	1,687,899	1,673,048	11,353	18,943
Refundable income tax		51,944	331,810	-	-
Deferred tax assets	1, 9	1,096,549	365,534	-	-
Other assets		435,547	394,941	6,237	913
Total non-current assets		69,092,111	70,752,864	41,906,535	43,786,051
Total assets		82,318,831	82,343,887	43,351,689	44,440,291

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ____________________ Director ____________________

Date ____________________ Date ____________________

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

	Notes	Consolidated 30 September 2006 Unaudited Baht'000	Consolidated 31 December 2005 Audited Restated Baht'000	Company 30 September 2006 Unaudited Baht'000	Company 31 December 2005 Audited Restated Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	10	3,049,714	4,348,926	-	1,200,000
Trade accounts and notes payable		1,071,324	995,812	1,862	12,239
Accounts payable - property and equipment		686,481	1,215,421	-	-
Amounts due to and loans from related parties	15 g)	31,388	13,642	2,522	2,632
Current portion of long-term borrowings	10	6,508,005	2,878,342	702	683
Current portion of forward contracts payable, net		850,336	112,859	-	-
Current portion of cross currency and interest rate swap contracts payable, net		444,487	-	-	-
Accrued concession fees		845,010	613,763	-	-
Other current liabilities		1,706,819	1,756,016	44,704	56,148
Total current liabilities		15,193,564	11,934,781	49,790	1,271,702
Non-current liabilities					
Forward contracts payable, net		-	6,726	-	-
Cross currency and interest rate swap contracts payable, net		-	158,209	-	-
Long-term borrowings, net	10	14,783,926	17,640,466	-	527
Deferred tax liabilities	1, 9	118,204	102,110	-	-
Other liabilities		86,900	90,962	-	-
Total non-current liabilities		14,989,030	17,998,473	-	527
Total liabilities		30,182,594	29,933,254	49,790	1,272,229
Shareholders' equity					
Share capital	11				
Authorised share capital - ordinary shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - ordinary shares		3,195,474	2,999,315	3,195,474	2,999,315
Warrants		851	484,579	851	484,579
Premium on share capital		10,131,283	6,100,288	10,131,283	6,100,288
Unrealised gain on dilution of investments		3,961,383	3,981,304	3,961,383	3,981,304
Unrealised loss from revaluation of current investment		(8,826)	(29,521)	(8,826)	(29,521)
Advance receipt for share subscription		2,126	9,114	2,126	9,114
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		25,633,786	29,188,839	25,633,786	29,188,839
Cumulative foreign currency translation adjustment		(114,178)	(65,856)	(114,178)	(65,856)
Total parent's shareholders' equity		43,301,899	43,168,062	43,301,899	43,168,062
Minority interests		8,834,338	9,242,571	-	-
Total shareholders' equity		52,136,237	52,410,633	43,301,899	43,168,062
Total liabilities and shareholders' equity		82,318,831	82,343,887	43,351,689	44,440,291

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Statements of Income (unaudited)
For the three-month periods ended 30 September 2006 and 2005

	Notes	Consolidated 30 September 2006 Baht'000	Consolidated 30 September 2005 Restated Baht'000	Company 30 September 2006 Baht'000	Company 30 September 2005 Restated Baht'000
Revenues	15 a)				
Revenues from sales and services		3,214,058	3,023,620	-	72,073
Other income	12	207,996	36,215	40,596	15,216
Share of net results from investments - equity method		1,592,434	1,809,576	895,829	1,874,088
Total revenues		5,014,488	4,869,411	936,425	1,961,377
Expenses	15 b)				
Cost of sales and services		2,184,445	1,822,636	-	29,290
Concession fee		175,928	151,348	-	-
Selling and administrative expenses		1,194,835	733,206	77,385	42,333
Loss on retirement of equipment under concession agreements	8	980,573	-	-	-
Directors' remuneration		4,465	3,927	2,602	2,530
Total expenses		4,540,246	2,711,117	79,987	74,153
Profit before interest and tax		474,242	2,158,294	856,438	1,887,224
Interest expenses		(357,078)	(81,896)	(1,010)	(10,669)
Income tax	14	342,861	(33,533)	-	-
Profit before minority interests		460,025	2,042,865	855,428	1,876,555
Share of net results from subsidiaries to minority interests		395,403	(166,310)	-	-
Net profit for the period		855,428	1,876,555	855,428	1,876,555
Basic earnings per share (Baht)	3				
Net profit for the period		0.27	0.63	0.27	0.63
Diluted earnings per share (Baht)	3				
Net profit for the period		0.27	0.61	0.27	0.61

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Statements of Income (unaudited)

For the nine-month periods ended 30 September 2006 and 2005

	Notes	Consolidated 30 September 2006 Baht'000	Consolidated 30 September 2005 Restated Baht'000	Company 30 September 2006 Baht'000	Company 30 September 2005 Restated Baht'000
Revenues	15 c)				
Revenues from sales and services		9,992,925	9,369,210	141,845	214,770
Revenues from insurance compensation		-	1,082,654	-	-
Other income	12	846,573	193,726	202,542	44,122
Share of net results from investments - equity method	7 b)	5,665,162	6,093,824	4,618,422	6,663,486
Total revenues		16,504,660	16,739,414	4,962,809	6,922,378
Expenses	15 d)				
Cost of sales and services		6,790,467	5,758,888	76,623	97,037
Concession fee		522,285	472,370	-	-
Selling and administrative expenses		3,360,036	2,041,520	173,159	136,560
Loss on impairment and retirement of equipment under concession agreements	8	980,573	400,000	-	-
Directors' remuneration		13,589	12,400	7,817	7,299
Total expenses		11,666,950	8,685,178	257,599	240,896
Profit before interest and tax		4,837,710	8,054,236	4,705,210	6,681,482
Interest expenses		(999,319)	(292,863)	(24,892)	(98,423)
Income tax	14	523,840	(347,704)	-	-
Profit before minority interests		4,362,231	7,413,669	4,680,318	6,583,059
Share of net results from subsidiaries to minority interests		318,087	(830,610)	-	-
Net profit for the period		4,680,318	6,583,059	4,680,318	6,583,059
Basic earnings per share (Baht)	3				
Net profit for the period		1.51	2.20	1.51	2.20
Diluted earnings per share (Baht)	3				
Net profit for the period		1.51	2.14	1.51	2.14

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited)

For the nine-month periods ended 30 September 2006 and 2005

	Consolidated (Baht'000)										
	Issued and paid-up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2004											
As previously reported	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	5,305,947	41,841,391
Prior period adjustment (Note 1)	-	-	-	-	-	-	-	3,679,069	-	45,150	3,724,219
As restated	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	27,546,995	(96,332)	5,351,097	45,565,610
Increased in share capital	45,205	(123,350)	984,194	-	-	-	-	-	-	-	906,049
Unrealised gain on dilution from investments	-	-	-	374,119	-	-	-	-	-	-	374,119
Unrealised gain from revaluation of current investment	-	-	-	-	2,655	-	-	-	-	-	2,655
Advance receipt for share subscription increased during the period	-	-	-	-	-	1,545	-	-	-	-	1,545
Net profit for the period	-	-	-	-	-	-	-	6,583,059	-	-	6,583,059
Dividend paid during the period	-	-	-	-	-	-	-	(6,982,876)	-	-	(6,982,876)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	26,944	-	26,944
Minority interests increased during the period	-	-	-	-	-	-	-	-	-	3,601,430	3,601,430
As at 30 September 2005	2,998,837	484,579	6,093,473	3,993,931	(24,147)	1,545	500,000	27,147,178	(69,388)	8,952,527	50,078,535
As at 31 December 2005											
As previously reported	2,999,315	484,579	6,100,288	4,010,388	(29,521)	9,114	500,000	25,458,309	(65,856)	9,113,874	48,580,490
Prior period adjustment (Note 1)	-	-	-	(29,084)	-	-	-	3,730,530	-	128,697	3,830,143
As restated	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	9,242,571	52,410,633
Increased in share capital	196,159	(483,728)	4,030,995	-	-	-	-	-	-	-	3,743,426
Unrealised loss on dilution from investments	-	-	-	(19,921)	-	-	-	-	-	-	(19,921)
Unrealised gain from revaluation of current investment	-	-	-	-	20,695	-	-	-	-	-	20,695
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,988)	-	-	-	-	(6,988)
Net profit for the period	-	-	-	-	-	-	-	4,680,318	-	-	4,680,318
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(8,235,371)	-	-	(8,235,371)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(48,322)	-	(48,322)
Minority interests decreased during the period	-	-	-	-	-	-	-	-	-	(408,233)	(408,233)
As at 30 September 2006	3,195,474	851	10,131,283	3,961,383	(8,826)	2,126	500,000	25,633,786	(114,178)	8,834,338	52,136,237

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited) (continued)

For the nine-month periods ended 30 September 2006 and 2005

	Company (Baht'000)										
	Issued and paid-up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2004											
As previously reported	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	-	36,535,444
Prior period adjustment (Note 1)	-	-	-	-	-	-	-	3,679,069	-	-	3,679,069
As restated	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	27,546,995	(96,332)	-	40,214,513
Increased in share capital	45,205	(123,350)	984,194	-	-	-	-	-	-	-	906,049
Unrealised gain on dilution from investments	-	-	-	374,119	-	-	-	-	-	-	374,119
Unrealised gain from revaluation of current investment	-	-	-	-	2,655	-	-	-	-	-	2,655
Advance receipt for share subscription increased during the period	-	-	-	-	-	1,545	-	-	-	-	1,545
Net profit for the period	-	-	-	-	-	-	-	6,583,059	-	-	6,583,059
Dividend paid during the period	-	-	-	-	-	-	-	(6,982,876)	-	-	(6,982,876)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	26,944	-	26,944
As at 30 September 2005	2,998,837	484,579	6,093,473	3,993,931	(24,147)	1,545	500,000	27,147,178	(69,388)	-	41,126,008
As at 31 December 2005											
As previously reported	2,999,315	484,579	6,100,288	4,010,388	(29,521)	9,114	500,000	25,458,309	(65,856)	-	39,466,616
Prior period adjustment (Note 1)	-	-	-	(29,084)	-	-	-	3,730,530	-	-	3,701,446
As restated	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	-	43,168,062
Increased in share capital	196,159	(483,728)	4,030,995	-	-	-	-	-	-	-	3,743,426
Unrealised loss on dilution from investments	-	-	-	(19,921)	-	-	-	-	-	-	(19,921)
Unrealised gain from revaluation of current investment	-	-	-	-	20,695	-	-	-	-	-	20,695
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,988)	-	-	-	-	(6,988)
Net profit for the period	-	-	-	-	-	-	-	4,680,318	-	-	4,680,318
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(8,235,371)	-	-	(8,235,371)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(48,322)	-	(48,322)
As at 30 September 2006	3,195,474	851	10,131,283	3,961,383	(8,826)	2,126	500,000	25,633,786	(114,178)	-	43,301,899

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Statements of Cash Flows (unaudited)

For the nine-month periods ended 30 September 2006 and 2005

		Consolidated		Company	
		30 September 2006	30 September 2005 Restated	30 September 2006	30 September 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	13	3,100,813	(2,563,984)	(67,658)	(431,296)
Cash flows from investing activities					
Acquisition of joint ventures, net of cash acquired	7b), 7e)	(342,820)	-	(1,938,953)	(600,000)
Purchased of property and equipment		(4,054,277)	(4,691,022)	(22,310)	(9,048)
Investments in other intangible assets		(94,552)	(93,969)	(5)	(224)
Investments in property and equipment under concession agreements		(53,353)	(48,689)	-	-
Increased in current investments		143,793	210,417	143,793	-
(Increased) decreased in advances to related parties		(402)	-	8,648	(6,063)
Decreased in loan to other company		2,154	-	-	-
Disposals of a subsidiary and a joint venture, net of cash disposed		109,867	-	432,000	-
Receipts from a decreasing of a joint venture's share capital		-	-	6,127	-
Proceeds from disposal of equipment		21,363	3,624	10,677	1,999
Dividends received from a subsidiary and associates	7b)	8,193,979	7,169,324	8,061,346	7,206,731
Net cash flows from investing activities		3,925,752	2,549,685	6,701,323	6,593,395
Cash flows from financing activities					
Receipts from short-term loans		2,824,936	7,218,487	1,380,450	2,450,000
Receipts from long-term loans		3,593,052	4,489,605	-	-
Receipts from share capital issued by subsidiaries		430	3,176,008	-	-
Receipts from increase in share capital		3,734,312	906,050	3,734,312	906,049
Receipts from advance receipt for share subscription		2,126	1,545	2,126	1,545
Repayments of short-term loans		(4,705,950)	(4,945,458)	(2,580,450)	(300,000)
Repayments of long-term loans		(2,263,765)	(535,882)	(508)	(1,285)
Repayment from long-term debenture		-	(2,698,100)	-	(2,698,100)
Repayments of share capital to subsidiary's minority		-	(20,812)	-	-
Dividends paid	4	(8,235,371)	(6,654,036)	(8,235,371)	(6,654,036)
Net cash flows (used in)/ from financing activities		(5,050,230)	937,407	(5,699,441)	(6,295,827)
Net increase (decrease) in cash and cash equivalents		1,976,335	923,108	934,224	(133,728)
Cash and cash equivalents, opening balance		2,628,319	3,563,016	327,428	1,852,172
Effects of exchange rate changes		362	10,826	-	-
Cash and cash equivalents, closing balance		4,605,016	4,496,950	1,261,652	1,718,444

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Supplemental disclosures of cash flows information

Interest and income tax paid

Interest and income tax paid during the nine-month periods ended 30 September are as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	757.27	909.81	25.03	502.31
Income tax paid	149.61	629.26	-	-
Non-cash transactions				
Purchases of property and equipment and other intangible assets by liabilities	83.87	615.13	2.99	0.33
Property and equipment under finance leases	22.76	41.00	-	-
Purchases of property and equipment under concession agreements by liabilities	1.45	-	-	-
Change status of accounts payable - property and equipment to borrowings	143.62	137.04	-	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

Shin Corporation Public Company Limited ("the Company"), its subsidiaries, associates and joint ventures are called together "the Group".

Costs that incur unevenly during the financial year are anticipated as an expense or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

These interim consolidated and company financial statements have been approved by the Board of Directors on 10 November 2006.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except for the early adoption of the accounting policy for income tax and change in estimate of the allowance for doubtful debt.

Accounting policy for income tax

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Tax rates at the balance sheet date are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1 **Basis of preparation** (continued)

Accounting policy for income tax (continued)

The Group has early adopted Thai Accounting Standard No. 56 Accounting for Income Taxes in the first quarter of this year, prior to its effective date. The Group has restated the comparative prior period's financial statements, as if the income tax accounting policy had always been in used. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard to the balance sheet as of 31 December 2005 and the statement of income for the three-month and nine-month periods ended 30 September 2005 are as follows:

Balance sheets as at 31 December 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in investments in subsidiaries, associates and joint ventures	3,566.72	3,701.45
Increased in deferred tax assets	365.53	-
Increased in deferred tax liabilities	102.11	-
Shareholders' equity		
Decreased in unrealised gain on dilution from investments carried forward	29.08	29.08
Increased in retained earnings brought forward	3,679.07	3,679.07
Increased in retained earnings carried forward	3,730.53	3,730.53
Increased in minority interest brought forward	45.15	-
Increased in minority interest carried forward	128.70	-

Statement of income for the three-month period ended 30 September 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Decreased in share of the net results from investments - equity method	113.38	100.22
Decreased in income tax	18.70	-
Increased in share of net results to minority interest	5.54	-
Decreased in net profit	100.22	100.22
Decreased in basic earnings per share (Baht)	0.03	0.03
Decreased in diluted earnings per share (Baht)	0.02	0.03

Statement of income for the nine-month period ended 30 September 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in share of the net results from investments - equity method	42.19	155.91
Decreased in income tax	183.80	-
Increased in share of net results to minority interest	70.08	-
Increased in net profit	155.91	155.91
Increased in basic earnings per share (Baht)	0.06	0.06
Increased in diluted earnings per share (Baht)	0.06	0.06

Change in estimate of allowance for doubtful accounts

In the second quarter 2006, the Group has reviewed and changed the estimation of the allowance for doubtful accounts of loans and accrued interest receivables from providing 100% allowance when the payment is in default more than 3 periods and writting them off when the payment is in default more than 180 days to estimate 70% for allowance for doubtful accounts when the payment is in default more than 3 periods and to increase till 100% allowance when the payment is in default afterward and will write them off when the payment is in default more than 180 days. The allowance for doubtful accounts estimation is provided under the policy of the group based on the historical statistic of debt collection.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Segment information

Financial information by business segments:

	For the three-month period ended 30 September 2006 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,037.22	601.30	19.08	33.44	928.86	225.40	420.82	-	(52.06)	3,214.06
Share of net results from investments - equity method	-	1,564.04	16.61	-	11.78	-	-	-	-	1,592.43
Total revenues	1,037.22	2,165.34	35.69	33.44	940.64	225.40	420.82	-	(52.06)	4,806.49
Loss on retirement of ThaiCom 3 sattellite	(980.57)	-	-	-	-	-	-	-	-	(980.57)
Segment result	(1,237.64)	1,793.03	16.74	11.05	91.16	(37.09)	(305.12)	(64.33)	15.74	283.54
Operating profit										283.54

	For the nine-month period ended 30 September 2006 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,079.00	1,777.92	98.52	104.54	2,902.67	767.90	1,355.58	141.84	(235.04)	9,992.93
Share of net results from investments - equity method	-	5,584.92	43.91	-	36.33	-	-	-	-	5,665.16
Total revenues	3,079.00	7,362.84	142.43	104.54	2,939.00	767.90	1,355.58	141.84	(235.04)	15,658.09
Loss on retirement of ThaiCom 3 sattellite	(980.57)	-	-	-	-	-	-	-	-	(980.57)
Segment result	(1,946.51)	6,210.29	33.66	30.93	360.49	(13.75)	(604.79)	(115.76)	48.54	4,003.10
Operating profit										4,003.10

	For the three-month period ended 30 September 2005 (Baht Million) - Restated									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	894.61	511.41	39.85	35.13	993.91	324.52	239.73	72.07	(87.61)	3,023.62
Share of net results from investments - equity method	-	1,789.71	(4.27)	-	24.14	-	-	-	-	1,809.58
Total revenues	894.61	2,301.12	35.58	35.13	1,018.05	324.52	239.73	72.07	(87.61)	4,833.20
Segment result	33.84	1,966.37	(33.92)	8.36	187.87	(8.85)	(26.12)	(2.08)	6.50	2,131.97
Operating profit										2,131.97

	For the nine-month period ended 30 September 2005 (Baht Million) - Restated									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	2,835.73	1,442.85	110.44	104.86	3,432.34	892.81	596.74	214.77	(261.33)	9,369.21
Revenues from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from investments - equity method	-	6,046.87	(13.87)	-	60.83	-	-	-	-	6,093.83
Total revenues	3,918.38	7,489.72	96.57	104.86	3,493.17	892.81	596.74	214.77	(261.33)	16,545.69
Loss on impairment of Thaicom 3 sattellite	(400.00)	-	-	-	-	-	-	-	-	(400.00)
Segment result	951.67	6,507.72	(87.87)	18.96	658.08	(61.56)	(115.33)	(26.13)	14.97	7,860.51
Operating profit										7,860.51

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2006.

The basic earnings per share and the diluted earnings per share are as follows:

For the three-month periods ended 30 September (Consolidated and Company)

	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2006	2005 Restated	2006	2005	2006	2005 Restated
Basic earnings per share	855,428	1,876,555	3,195,350	2,998,816	0.27	0.63
The effect of dilutive potential shares	-	-	3,437	91,752	-	(0.02)
Diluted earnings per share	855,428	1,876,555	3,198,787	3,090,568	0.27	0.61

For the nine-month periods ended 30 September (Consolidated and Company)

	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2006	2005 Restated	2006	2005	2006	2005 Restated
Basic earnings per share	4,680,318	6,583,059	3,094,677	2,987,728	1.51	2.20
The effect of dilutive potential shares	-	-	4,663	95,511	-	(0.06)
Diluted earnings per share	4,680,318	6,583,059	3,099,340	3,083,239	1.51	2.14

4 Dividends

At the Annual General Meeting of Shareholders on 27 April 2006, the shareholders approved the declaration of the annual dividend for the year 2005 at Baht 2.60 each, totalling Baht 7,829.78 million. The interim dividend for the first six-month period of 2005 at Baht 1.25 each, totalling Baht 3,748.37 million, was paid in September 2005. The remaining dividend per share Baht 1.35 each, totalling Baht 4,081.41 million, was paid in May 2006.

At the Board of Directors' meeting on 15 August 2006, the Board approved the declaration of an interim dividend for the first half of the year 2006 at Baht 1.30 each, totalling Baht 4,153.96 million. The interim dividend was paid to the shareholders in September 2006.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Baht Million	30 September 2006 Baht Million	31 December 2005 Baht Million
Trade accounts and notes receivable				
- Third parties	1,766.66	1,685.07	0.91	0.91
- Related parties (Note 15 e)	319.21	443.03	11.66	3.37
Accrued income				
- Third parties	263.40	316.32	-	-
- Related parties (Note 15 e)	14.77	14.92	-	3.92
Total trade accounts and notes receivable	2,364.04	2,459.34	12.57	8.20
Less Allowance for doubtful accounts	(461.07)	(503.55)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,902.97	1,955.79	11.66	7.29

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Baht Million	30 September 2006 Baht Million	31 December 2005 Baht Million
Current - 3 months	795.69	608.62	-	-
Overdue 3 - 6 months	94.86	268.75	-	-
Overdue 6 - 12 months	99.28	100.40	-	-
Overdue over 12 months	776.83	707.30	0.91	0.91
Total	1,766.66	1,685.07	0.91	0.91
Less Allowance for doubtful accounts - third parties	(461.07)	(503.55)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,305.59	1,181.52	-	-

6 Loans and accrued interest receivables, net

Outstanding loans and accrued interest receivables can be aged as follows:

	Consolidated	
	30 September 2006 Baht Million	31 December 2005 Baht Million
Up to 90 days	7,245.26	6,517.73
Over 90 days	630.25	210.70
Total loans and accrued interest receivables	7,875.51	6,728.43
Less Allowance for doubtful accounts	(762.55)	(322.30)
Loans and accrued interest receivables	7,112.96	6,406.13
Less Current portion of loans and accrued interest receivables	(5,000.92)	(4,659.42)
Loans and accrued interest receivables, net	2,112.04	1,746.71

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 September 2006 and 31 December 2005 comprise:

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Restated Baht Million	30 September 2006 Baht Million	31 December 2005 Restated Baht Million
Investments in subsidiaries	-	-	8,084.08	8,416.99
Investments in associates	32,274.16	34,819.29	31,833.24	34,253.22
Investments in joint ventures	-	-	1,898.18	1,026.64
Total investments in subsidiaries, associates and joint ventures	32,274.16	34,819.29	41,815.50	43,696.85

b) Movements in investments in subsidiaries, associates and joint ventures for the nine-month period ended 30 September 2006 comprise:

	Consolidated Baht Million	Company Baht Million
Opening net book value - previously reported	31,252.57	39,995.40
Prior period adjustment (Note 1)	3,566.72	3,701.45
Opening net book value - restated	34,819.29	43,696.85
Increased investments in joint ventures	-	1,938.95
Decreased in decreasing in share capital of a joint venture	-	(6.13)
Unrealised gain on sale of investment in a joint venture	-	(129.06)
Disposal of investment in a subsidiary an associate and a joint venture	(19.38)	(173.94)
Share of net results from investments	5,665.16	4,618.42
Dividends received from a subsidiary and associates	(8,193.98)	(8,061.35)
Change status from a subsidiary to an associate	21.88	-
Unrealised loss on dilution from investments	(18.81)	(19.92)
Foreign currency translation adjustment	-	(48.32)
Closing net book value	32,274.16	41,815.50

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 **Investments in subsidiaries, associates and joint ventures** (continued)

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs, arranging related marketing events, produce contents and advertising media on mobile phones by accompanying computer technologies,televisions and mobile phones	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
Joint ventures			
Asia Aviation Company Limited and its joint venture	Investment company in low-fare airline business	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht
ArcCyber Company Limited and its Group	Internet business	Thailand	Baht

SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 30 September 2006 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investments valuation**	**Equity**	**Dividend**
Associates						
Advanced Info Service Public Company Limited	2,952.72	42.80	8,807.46	23,025.78	31,833.24	7,961.39
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,228.18)	440.92	232.59
Total investments in associates			10,476.56	21,797.60	32,274.16	8,193.98

	Consolidated - 31 December 2005 (Baht Million) (Restated)					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investments valuation**	**Equity**	**Dividend**
Associates						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,418.47	34,225.93	7,076.79
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,075.74)	593.36	92.53
Total investments in associates			10,476.56	24,342.73	34,819.29	7,169.32

7 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 30 September 2006 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investments valuation**	**Equity**	**Dividend**
Subsidiaries						
Shin Satellite Public Company Limited	5,455.35	41.32	3,612.98	1,620.00	5,232.98	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(741.17)	2,555.99	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	131.85	141.85	-
SC Matchbox Company Limited	9.00	99.96	71.97	81.29	153.26	99.96
Total investments in subsidiaries			6,992.21	1,091.87	8,084.08	99.96
Associates						
Advanced Info Service Public Company Limited	2,952.72	42.80	8,807.46	23,025.78	31,833.24	7,961.39
Total investments in an associate			8,807.46	23,025.78	31,833.24	7,961.39
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	(174.36)	26.54	-
Capital OK Company Limited	4,050.00	75.31	3,050.00	(1,180.47)	1,869.53	-
ArcCyber Company Limited	279.80	47.50	2.02	0.09	2.11	-
Total investments in joint ventures			3,252.92	(1,354.74)	1,898.18	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2005 (Baht Million) - Restated					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investments valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	2,018.37	5,631.35	-
ITV Public Company Limited	6,031.91	52.94	3,297.26	(872.69)	2,424.57	-
AD Venture Company Limited	550.00	90.91	500.00	(448.67)	51.33	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	103.85	113.85	-
SC Matchbox Company Limited	9.00	99.96	71.97	148.47	220.44	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	924.78	8,416.99	129.94
Associate						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,445.76	34,253.22	7,076.79
Total investment in an associate			8,807.46	25,445.76	34,253.22	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(80.69)	120.54	-
Capital OK Company Limited	2,200.00	60.00	1,320.00	(413.90)	906.10	-
Total investments in joint ventures			1,521.23	(494.59)	1,026.64	-

e) Significant movements in investments during the three-month period ended 30 September 2006 were as follows:

<u>Increase in share capital of the subsidiary and the associate</u>

During the period, the subsidiary and the associate increased their issued and paid-up share capital in order to support the exercised warrants, which issued to directors and employees (ESOP). As a result, the Company's investment in such subsidiary and associate was diluted as detailed belows:

Company	Units of exercised warrants (Million unit)	Share capital increased (Baht Million)		Premium on share capital changed (Baht Million)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SATTEL	0.08	5,454.54	5,455.35	4,295.56	4,295.76	41.33	41.32
ADVANC	1.15	2,951.51	2,952.72	20,889.35	20,941.71	42.82	42.80

7 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 September 2006 were as follows: (continued)

<u>Dividend payment</u>

For the three-month period ended 30 September 2006, the Group's associates paid interim dividends as follows:

	Dividend per share Baht/share	Dividend per share SGD/share	Amount Million Baht
ADVANC (an associate)	3.00	-	8,857.65
CSL (an associate)	0.60	-	375.00
Shenington Investments Pte. Company Limited (a subsidiary)	-	0.22	76.00

<u>Shin Sattellite Public Company Limited Group ("SATTEL")</u>

IPSTAR Global Service Company Limited ("IPSTAR Global")

On 31 August 2006, SATTEL established IPSTAR Global in Mauritius. The total authorised number of ordinary shares of IPSTAR Global is 20,000 shares with a par value of USD 1.00 each, totalling USD 20,000.

IPSTAR Global is conducing business to provide IPSTAR Sattellite service in Australia. As at 30 September 2006, IPSTAT Global had not yet commenced its business operation.

<u>AD Venture Company Limited ("ADV")</u>

In September 2006, the Company sold all 39.91% of ADV to CS LoxInfo Public Company Limited (an associate of SATTEL), in the amount of Baht 14.05 million.

<u>ArcCyber Company Limited ("ARC")</u>

On 3 March 2006, the shareholders of ARC at the extraordianry meeting confirmed their resolution to approve the decrease in authorised and issued ordinary share capital from 58,540,000 ordinary shares of Baht 5 per share to 55,960,000 ordinary shares of Baht 5 per share. The decrease in ordinary shares was registered with the Ministry of Commerce on 31 July 2006.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 September 2006 were as follows: (continued)

Capital OK Company Limited ("OK")

In September 2006, OK, a joint venture of the Company increased its issued and paid-up capital from Baht 2,500 million to Baht 4,050 million. The Company paid all of it in amount of Baht 1,550 million. As a result of the Company's investment portion in OK increased from 60.00% to 75.31% and the status of OK still is a joint venture.

The book value of net assets of OK at the date of aquisition can be summarised as follows:

	Million Baht
Cash and cash equivalents	277.18
Current assets	1,049.05
Non-current assets	593.60
Current liabilities	(1,406.31)
Non-current liabilities	(194.72)
Book value of net assets	318.81
Cash paid	620.00
Goodwill (Note 8)	301.19
Cash, net	342.82

Goodwill from acquisition of the investment in OK of Baht 301.19 million is presented as an intangible asset in the consolidated balance sheet (Note 8) and is amortised using the straight-line method over estimated useful life of 20 years.

Net assets from aqucisition of investment in OK are stated at the net book value at the date of acqucisition. The Company's management viewed that the fair value of OK assets and liability approximates the book value.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Other intangible assets
Transactions during the nine-month period ended 30 September 2006				
Opening net book value	8,747.28	21,316.57	1,306.25	1,673.05
Increased portion of investment in a joint venture,net	57.66	-	301.19	38.77
Decreased portion of investment in a joint venture, net	(22.63)	-	-	(1.74)
Decreased from change status of investment from a subsidiary to an associate, net	(29.78)	-	-	(5.25)
Additions	3,310.87	54.80	-	114.02
Disposals, net	(14.44)	-	-	-
Transfers, net	(4,029.14)	4,043.33	-	0.56
Write-offs, net	(1.00)	(958.05)	-	-
Depreciation / amortisation charge	(714.35)	(1,650.22)	(73.96)	(112.76)
Foreign currency translation adjustment	(258.63)	-	-	(18.75)
Closing net book value	7,045.84	22,806.43	1,533.48	1,687.90
As at 30 September 2006				
Cost	10,551.87	30,235.03	2,101.72	2,420.33
Less Accumulated depreciation/ amortisation	(3,472.66)	(7,428.60)	(568.24)	(732.43)
Less Allowance for impairment	(33.37)	-	-	-
Net book value	7,045.84	22,806.43	1,533.48	1,687.90

	Company (Baht Million)	
	Property and equipment	Other intangible assets
Transactions during the nine-month period ended 30 September 2006		
Opening net book value	43.09	18.94
Additions	22.95	0.35
Disposals, net	(6.71)	-
Write-offs, net	(0.02)	-
Depreciation / amortisation charge	(12.11)	(7.94)
Closing net book value	47.20	11.35
As at 30 September 2006		
Cost	122.01	72.71
Less Accumulated depreciation / amortisation	(74.81)	(61.36)
Net book value	47.20	11.35

8 Capital expenditure and commitments (continued)

On 28 May 2006, the Thaicom 5 satellite was launched by Arianespace in Koutou, French Guiana. On 12 July 2006 SATTEL accepted the In-Orbit Acceptance Test of the Thaicom 5 satellite from Alcatel Alenia Space, the satellite constructor. In addition, title to the satellite, satellite control station and other equipment was transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the build-transfer-operate concession agreement. The Thaicom 5 satellite started to provide services to customers on 13 July 2006; consequently, the amortization of these assets has commenced on this date.

On 13 July 2006, SATTEL transferred all customers of the Thaicom 3 satellite to the Thaicom 5 satellite and moving to new position at 50.5°E. Subsequently, on 1 October 2006, SATTEL found that Thaicom 3 satellite suffered damage in relation to a power supply system failure and failed to operate. Consequently, SATTEL reorbited Thaicom 3 satellite. The impact to loss of Thaicom 3's write-off totaling to Baht 981 million comprises its net book value and prepaid insurance as at 13 July 2006 amounting to Baht 958 million and Baht 23 million, respectively. Currently, SATTEL is in the process of claim from the insurer under the insurance contract, SATTEL and the Ministry of Information Communication and Technology are co-beneficiary.

As at 30 September 2006, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,458 million (As at 31 December 2005: Baht 2,504 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

Borrowing costs of Baht 51 million (for the nine-month period ended 30 September 2005: Baht 564 million), arising from the financing entered into specifically for assets under construction, were capitalised during the nine-month period ended 30 September 2006 in the consolidated financial statements.

Capital expenditure commitments

The Group's capital expenditure commitments as at 30 September 2006 and 31 December 2005 but not recognised in the consolidated financial statements (Company: nil) are as follows:

		Consolidated	
	Currency	**30 September 2006 Million**	**31 December 2005 Million**
Related to iPSTAR project	USD	2.02	3.47
	Norwegian Kroner	1.90	1.90
	AUD	0.59	-
Related to Thaicom 5 project	USD	-	59.41
Related to GSM 1800 Network	USD	33.89	11.57

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Deferred income tax

Deferred income tax is calculated in full on temporary differences under the balance sheet liability method using a principle tax rate of 20% - 30% (2005: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Company has tax loss carried forward to offset future tax income amounting to Baht 4,544 million (31 December 2005: Baht 3,514 million) which is recognised as a deferred tax assets amounting to Baht 2,441 million (31 December 2005: Nil).

The movement in deferred tax assets and liabilities during the nine-month period ended 30 September 2006, without taking into consideration the offset of balance within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million)					
	For the nine-month period ended 30 September 2006					
Deferred tax assets	**Allowance for doubtful accounts**	**Loss carry forward**	**Depreciation/ amortisation**	**Loss on impairment assets**	**Others**	**Total**
Balance brought forward	-	-	-	-	-	-
Prior period adjustment	124.16	-	63.55	120.00	83.79	391.50
Balance brought forward - restated	124.16	-	63.55	120.00	83.79	391.50
Impact to statement of income	92.90	732.44	(47.46)	(120.00)	16.94	674.83
Impact to shareholders' equity	-	-	-	-	(2.04)	(2.04)
Increased portion of investment in a joint venture, net	50.45	-	0.71	-	0.52	51.68
Balance carried forward	267.51	732.04	16.80	-	99.21	1,115.97

	Consolidated (Baht Million)			
	For the nine-month period ended 30 September 2006			
Deferred tax liabilities	**Deferred expenses**	**Amortisation on assets under concession agreement**	**Others**	**Total**
Balance brought forward	-	-	-	-
Prior period adjustment	25.76	96.19	6.12	128.08
Balance brought forward - restated	25.76	96.19	6.12	128.08
Impact to statement of income	(7.77)	22.18	-	14.41
Impact to shareholders' equity	-	(10.03)	-	(10.03)
Increased portion of investment in a joint venture	4.42	-	0.74	5.16
Balance carried forward	22.41	108.35	6.86	137.62

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income tax related to the same tax authority. The offset amounts are as follows:

	Consolidated	
	30 September 2006	**31 December 2005 Restated**
	Baht Million	**Baht Million**
Deferred tax assets	1,096.55	365.53
Deferred tax liabilities	(118.20)	(102.11)

88.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Borrowings

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Baht Million	30 September 2006 Baht Million	31 December 2005 Baht Million
Current	9,557.72	7,227.27	0.70	1,200.68
Non-current	14,783.93	17,640.46	-	0.53
Total borrowings	24,341.65	24,867.73	0.70	1,201.21

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the nine-month period ended 30 September 2006		
Opening balance	24,867.73	1,201.21
Increased portion of investment in a joint venture	1,460.87	-
Additions	6,699.38	1,380.45
Repayments	(7,123.68)	(2,580.96)
Unrealised gain on exchange rate	(1,562.90)	-
Foreign currency translation adjustments	0.25	-
Closing balance	24,341.65	0.70

11 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the nine-month period ended 30 September 2006				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60
Issue of shares	-	196.16	196.16	4,030.99	4,227.15
Closing balance	5,000.00	3,195.47	3,195.47	10,131.28	13,326.75

During the nine-month period ended 30 September 2006, the Company registered its issued and paid-up share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 25.25 million shares and in respect of exercised warrants which were issued to the public (Shin-W1) for 170.91 million shares. Consequently, the Company's issued and paid-up share capital increased from Baht 2,999.31 million to Baht 3,195.47 million and share premium increased from Baht 6,100.29 million to Baht 10,131.28 million.

11 Share capital, premium and warrants (continued)

Warrants

Movements in the number of outstanding warrants are as follows:

	For the nine-month period ended 30 September 2006 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Directors	9,279.70	(8,772.80)	-	506.90
- Employees	1,969.60	(1,926.80)	-	42.80
Total	11,249.30	(10,699.60)	-	549.70
ESOP - Grant II				
- Directors	10,532.50	(6,848.80)	-	3,683.70
- Employees	3,274.20	(2,268.70)	-	1,005.50
Total	13,806.70	(9,117.50)	-	4,689.20
ESOP - Grant III				
- Directors	9,290.60	(2,870.30)	-	6,420.30
- Employees	4,247.00	(1,528.60)	-	2,718.40
Total	13,537.60	(4,398.90)	-	9,138.70
ESOP - Grant IV				
- Directors	9,356.10	-	-	9,356.10
- Employees	6,643.90	-	-	6,643.90
Total	16,000.00	-	-	16,000.00
ESOP - Grant V				
- Directors	-	-	6,159.20	6,159.20
- Employees	-	-	7,931.30	7,931.30
Total	-	-	14,090.50	14,090.50
SHIN - W1	159,416.44	(159,136.70)	-	279.74
Total	214,010.04	(183,352.70)	14,090.50	44,747.84

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are detailed as belows:

	Issued date	Issued units Million	Percentage *	Exercise price Baht/unit	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	12.782	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	34.046	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	39.568	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	36.830	31 July 2007	30 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase new issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issued date. The exercise ratio is 1 unit of warrant to 1.074 ordinary shares and the exercise price is Baht 19.081 each. The exercise period is every three months from the issued date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

In May 2006, the Company registered additional issued and paid-up share capital for 170.91 million shares to support the exercise of warrants (Shin-W1) for 159.14 million units.

12 Other income

Other income for the three-month periods ended 30 September comprises:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Interest income	55.55	23.12	40.60	10.45
Gain on exchange rates	141.27	-	-	-
Others	11.18	13.10	-	4.77
Total other income	208.00	36.22	40.60	15.22

Other income for the nine-month periods ended 30 September comprises:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Interest income	113.09	60.10	71.01	36.70
Gain on exchange rate unwinding and purchasing of foreign currency option contracts	-	36.60	-	-
Gain on exchange rates	454.07	71.06	-	-
Gain on sale of investments in a subsidiary and a joint venture	128.99	-	128.99	-
Special business tax refund	77.46	-	-	-
Others	72.96	25.97	2.54	7.42
Total other income	846.57	193.73	202.54	44.12

SHIN CORPORATION
CORPORATION PUBLIC COMPANY LIMITED

13 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September is as follows:

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from operating activities					
Net profit for the period		4,680,318	6,583,059	4,680,318	6,583,059
Adjustments for:					
Depreciation charges	8	714,349	539,093	12,113	13,431
Amortisation charges	8	1,837,038	888,660	7,937	8,875
Impairment and retirement of equipment under concession agreements		980,573	400,000	-	-
Share of net results of investments in subsidiaries, associates and joint ventures	7 b)	(5,665,162)	(6,093,824)	(4,618,422)	(6,663,486)
Gain on sale of investment in a subsidiary and a joint venture	12	(128,991)	-	(128,991)	-
Loss on sale of current investment		11,959	-	11,959	-
Unrealised (gain) / loss on exchange rates		(215,142)	19,376	-	-
Realised (gain) / loss on exchange rates		(153,966)	36,620	-	-
Allowance for doubtful accounts		87,746	280,070	-	-
Amortisation of borrowing cost		107,544	-	-	-
Increased in deferred tax	9	(714,921)	(183,798)	-	-
Share of net results of subsidiaries to minority interests		(318,087)	830,611	-	-
Others		(10,185)	(5,082)	(3,712)	18,158
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(25,024)	(164,042)	(4,368)	7,002
- loans and accrued interest receivable		608,856	(3,726,448)	-	-
- inventories		103,556	(151,835)	-	-
- insurance compensation receivable		52,337	(914,329)	-	-
- other current assets		22,748	(322,028)	3,749	17,160
- other assets		280,094	(68,922)	(5,323)	307
- trade accounts and notes payable		412,264	(82,169)	(10,378)	1,433
- accrued concession fees		231,248	(438,726)	-	-
- other current liabilities		210,883	420,192	(12,540)	(13,202)
- long-term interest		-	(404,033)	-	(404,033)
- other liabilities		(9,222)	(6,429)	-	-
Net cash flows from / (used in) operating activities		3,100,813	(2,563,984)	(67,658)	(431,296)

14 Income tax

Reconciliation of income tax for the three-month periods ended 30 September is as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	44,161	52,233	-	-
Deferred tax	(387,022)	(18,700)	-	-
	(342,861)	33,533	-	-

14 Income tax (continued)

Reconciliation of income tax for the nine-month periods ended 30 September is as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	136,587	531,503	-	-
Deferred tax	(660,427)	(183,799)	-	-
	(523,840)	347,704	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the nine-month periods ended 30 September is as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit before tax	3,838,391	7,761,373	4,680,318	6,583,059
Tax rates	29.19%	29.83%	30%	30%
The result of the accounting profit multiplied by the income tax rates	1,216,117	2,317,604	1,404,095	1,974,918
Share of net results from investments - equity method	(1,699,487)	(1,824,316)	(1,385,527)	(1,999,046)
Effect of gain on related parties transactions	23,244	34,638	-	
Effect of discounted tax rates to the deferred tax	(122,074)	7,674	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(29,197)	(20,810)	-	-
Tax losses in current period not recognised as deferred tax assets	300,176	57,492	100,868	24,128
Tax exempted income - BOI businesses	-	(31,123)	-	-
Utilisation of previously unrecognised tax losses	(246,578)	(184,364)	(119,436)	-
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	33,959	(9,091)	-	-
Tax charge	(523,840)	347,704	-	-

Certain listed companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income exceeding Baht 300 million is subjected to 30% tax rate.

15 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company sold all their shares to Cedar Holding Company Limited ("Cedar") and Aspen Holding Company Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

The principle shareholder of the Company is the Temasek Group. Transactions related to companies in which the Temasek Group members are the principle shareholders or directors are recognised as related parties to the Company.

15 Related party transactions (continued)

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Company has terminated the consulting and management services agreement with the Group since the third quarter of 2006.

The Group had transactions with related parties for the three-month periods ended 30 September as follows:

a) **Sales of goods and services**

	Consolidated		Company	
	2006 Baht Million	**2005 Baht Million**	**2006 Baht Million**	**2005 Baht Million**
Service income				
Subsidiaries				
Consulting and management services	-	-	-	20.26
	-	-	-	20.26
Associates				
Consulting and management services	-	50.79	-	51.37
Computer services income	20.72	26.11	-	-
Advertising income (Gross 2006: Baht 408.16 million 2005: Baht 389.93 million)	165.16	163.68	-	-
Rental income and others	12.71	20.91	-	-
Sold investment in an associate	14.05	-	14.05	-
Dividend received	3,941.10	3,821.15	3,791.14	3,791.14
	4,153.74	4,082.64	3,805.19	3,842.51
Joint ventures				
Consulting and management services	-	0.16	-	0.38
Computer services income	0.35	0.28	-	-
Advertising income	1.62	6.05	-	-
Rental income and others	1.22	0.63	1.3	-
	3.19	7.12	1.3	0.38
Related parties				
Computer services income and others	-	3.15	-	0.11

SHIN CORPORATION
CORPORATION PUBLIC COMPANY LIMITED

15 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2006	**2005**	**2006**	**2005**
	Baht Million	**Baht Million**	**Baht Million**	**Baht Million**
Service expenses and rental				
Subsidiaries				
Computer and management services	-	-	-	0.79
Advertising expenses and others	-	-	6.65	3.30
	-	-	6.65	4.09
Associates				
Rental and other expenses	23.77	8.89	0.25	0.31
Related parties				
Rental and other expenses	7.48	39.42	-	5.69
Dividend paid				
Major shareholders	3,999.79	1,859.67	3,999.79	1,859.67
Directors	0.43	2.18	0.43	2.18
	4,000.22	1,861.85	4,000.22	1,861.85

The Group had transactions with related parties for the nine-month periods ended 30 September as follows:

c) Sales of goods and services

	Consolidated		Company	
	2006	**2005**	**2006**	**2005**
	Baht Million	**Baht Million**	**Baht Million**	**Baht Million**
Service income				
Subsidiaries				
Consulting and management services	-	-	41.52	63.23
Dividend received	-	-	99.96	129.94
	-	-	141.48	193.17
Associates				
Consulting and management services	98.38	153.94	98.38	151.58
Computer services income	65.80	71.75	-	-
Advertising income (Gross 2006: Baht 1,195.98 million 2005: Baht 1,456.26 million)	449.63	485.52	-	-
Rental income and others	58.24	63.21	-	-
Sold investment in a subsidiary	32.00	-	32.00	-
Dividend received	8,193.98	7,169.32	7,961.39	7,076.79
	8,898.03	7,943.74	8,091.77	7,228.37
Joint ventures				
Consulting and management services	0.83	0.45	2.01	1.04
Computer services income	1.16	0.75	-	-
Advertising income	11.78	31.30	-	-
Rental income and others	2.64	2.09	1.33	-
Sold investment in a joint venture	-	-	400.00	-
	16.41	34.59	403.34	1.04
Related parties				
Computer services income and others	0.69	9.97	0.04	0.33

15 Related party transactions (continued)

d) *Purchase of goods and services*

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service expenses and rental				
Subsidiaries				
Computer and management services	-	-	-	2.78
Advertising expenses and others	-	-	20.27	15.95
Acquisition of investment in a joint venture	-	-	8.05	-
	-	-	28.32	18.73
Associates				
Rental and other expenses	54.69	31.94	1.13	1.01
Joint ventures				
Advertising and other expenses	0.64	0.33	-	0.40
Related parties				
Rental and other expenses	50.64	120.10	1.91	17.15
Dividend paid				
Major shareholders	7,922.71	3,466.43	7,922.71	3,466.43
Directors	0.43	3.63	0.43	3.63
	7,923.14	3,470.06	7,923.14	3,470.06

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Baht Million	30 September 2006 Baht Million	31 December 2005 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	11.66	3.23
Associates	315.39	402.24	-	-
Joint ventures	3.53	34.07	-	0.14
Related parties	0.29	6.72	-	-
Total trade accounts and notes receivable - related parties	319.21	443.03	11.66	3.37
Accrued income - related parties				
Subsidiaries	-	-	-	2.25
Associates	14.77	14.48	-	1.33
Joint ventures	-	0.06	-	0.34
Related parties	-	0.38	-	-
Total accrued income - related parties	14.77	14.92	-	3.92
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	0.02	11.44
Associates	43.16	32.49	0.22	0.35
Related parties	0.78	8.53	-	0.01
Total trade accounts and notes payable - related parties	43.94	41.02	0.24	11.80

f) *Amounts due from and advances to related parties*

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Baht Million	30 September 2006 Baht Million	31 December 2005 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.85	3.78
Associates	17.01	19.92	8.63	8.67
Joint ventures	8.53	0.45	0.07	0.02
Related parties	-	6.03	-	5.73
Total amounts due from and advances to related parties	25.54	26.40	9.55	18.20

15 Related party transactions (continued)

g) Amounts due to and loans from related parties

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Baht Million	30 September 2006 Baht Million	31 December 2005 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	2.52	2.50
Associates	7.21	12.31	-	-
Joint ventures	0.91	0.07	-	0.11
Related parties	23.27	1.26	-	0.02
Total amounts due to and loans from related parties	31.39	13.64	2.52	2.63

h) Other assets

	Consolidated		Company	
	30 September 2006 Baht Million	31 December 2005 Baht Million	30 September 2006 Baht Million	31 December 2005 Baht Million
Customer deposits				
Related parties	-	20.90	-	-
Total other assets	-	20.90	-	-

i) Warrants granted to directors (Note 11)

j) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows:

	As at 30 September 2006 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.4)	0.2
Total		4.4	(4.2)	0.2

Starting from Grant IV, Special Reward Program has changed to the right to receive ESOP of the Company instead, as disclosed in Note 11.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 **Related party transactions** (continued)

k) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 30 September 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (As at 31 December 2005: Baht 806.60 million).

2. As at 30 September 2006, a joint venture had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.60 million (proportion of the Company's investment) (As at 31 December 2005: USD 0.48 million).

3. As at 31 December 2005, certain subsidiaries, associates and a joint venture have entered into agreements with the Company, under which the Company is committed to provide consulting, management services and other central services for a period of one year with an option to renew. The certain subsidiaries, associates and a joint venture are committed to pay the Company for services in respect of the agreements at approximately Baht 20.64 million per month (As at 30 September 2006: nil).

16 **Bank guarantees**

As at 30 September 2006, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 626.07 million, USD 45.19 million and AUD 0.03 million (As at 31 December 2005: Baht 150.59 million, USD 33.71 million and AUD 0.03 million) on a consolidated basis.

17 **Contingencies and commitments**

a) Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advices, the outcome of such actions is not expected to give rise to any significant loss, and no provision or accruals in respect of such legal actions have been raised in these financial statements.

b) Contingencies from the lawsuit of ITV with the Administrative Court

On 30 January 2004, the arbitration award ruled by the arbitration panel on the disputes between ITV and the Office of the Permanent Secretary of the Office of the Prime Minister ("the PMO") in accordance with the Concession Agreement can be summarised as follows:

- The PMO shall pay compensation to ITV in the amount of Baht 20 million;

- The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.5% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (from the original agreement of 8th year Baht 800 million; 9th year Baht 900 million and 10th - 30th Year Baht 1,000 million each year), whichever is higher, from 3 July 2002;

- The PMO shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003 to ITV. The amount to be returned to ITV is Baht 570 million; and

- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

17 **Contingencies and commitments** (continued)

b) **Contingencies from the lawsuit of ITV with the Administrative Court** (continued)

The PMO entered into the appeal process in April 2004 in order to revoke the award made by the arbitration panel. On 9 May 2006, the Administrative Court of the First Instance handed down its ruling regarding the revocation of the arbitration award. On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

Although the PMO and ITV are currently awaiting the final decision of the Supreme Administrative Court, the PMO issued letter dated 23 June 2006 claiming that ITV should:

(1) pay the unpaid concession fee totalling Baht 1,440 million for the 9th concession year (the seventh payment) in the amount of Baht 670 million and the 10th concession year (the eighth payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee due since 3 July 2004.

(2) immediately change its programming schedule in order to comply with the first paragraph of Clause 11 of the Concession Agreement and pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 at the rate of 10% of the annual concession fee calculated on a daily basis on the ground that the change in the programming schedule by ITV was in breach of the first paragraph of Clause 11 of the Concession Agreement. The penalty fee for breach of the television scheduling conditions under Clause 11 of the Concession Agreement determined by the PMO is in the amount of Baht 75,960 million (from 1 April 2004 to 9 May 2006).

The ITV's legal advisor is of the opinion that as Section 70 of the Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E.2542 clearly states that "In the case of a judgment of an Administrative Court of First Instance, compliance with the decree shall be pending until the period of time for an appeal has elapsed, or in the case of an appeal, the execution of the judgment shall be suspended until the case becomes final". In addition, the appeal has already been accepted and is being considered by the Supreme Administrative Court. Therefore, the Administrative Court of First Instance's ruling shall not become effective as soon as it is handed down as claimed by the PMO. Instead, the enforcement of the Administrative Court of First Instance's ruling shall be pending until the Supreme Administrative Court's ruling is handed down. The Supreme Administrative Court's ruling shall be final and binding on both the PMO and ITV.

The ITV's legal advisor also viewed that if the arbitral award is not set aside by the Supreme Administrative Court, both the PMO and ITV are required to comply with the arbitral award in accordance with Section 70 of the Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E.2542 together with Article 30 of the Arbitration Rules as well as Clause 15 of the Concession Agreement, which states that the arbitral award is final and binding on all parties. Consequently, the PMO cannot claim from ITV the difference in the unpaid concession fee or demand a change in its programming schedule, as ITV has fully complied with the arbitral award. ITV is also not required to pay the penalty fee for having changed its programming schedule as claimed by the PMO.

At present, the dispute is under consideration by the Supreme Administrative Court. Therefore, management cannot determine the ultimate outcome of the matter; therefore no provision for any liability that may result has been made in these interim financial statements. As the Supreme Administrative Court's ruling handed down causing any advantage and disadvantage to either the PMO or ITV, both parties have to follow such ruling.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 **Contingencies and commitments** (continued)

b) **Contingencies from the lawsuit of ITV with the Administrative Court** (continued)

In addition, the ITV's legal advisor viewed that the change of the television program of ITV was the result of the fact that ITV has faithfully followed the conditions of the arbitral award. Moreover, the said arbitral award shall still be binding on the parties under Clause 15 of the Concession Agreement and the award has not be revoked by the final judgment, ITV has no legal commitment to pay any penalty fee to the PMO. However, if the penalty fee is charged, the calculation of the penalty fee of the PMO was not in compliance with the objective of the Concession Agreement. The penalty fee should be calculated at Baht 274,000 per day as maximum amount not Baht 100 million per day as stated by the PMO. Therefore, the penalty fee from 1 April 2004 to 9 May 2006 should be Baht 208 million, not Baht 75,960 million as claimed by the PMO.

If ITV had recorded accrued concession according to the original concession agreement plus the penalty fee for breach of the television scheduling conditions calculated at Baht 274,000 per day as clarified earlier, the effect on the interim consolidated financial statements for the three-month and nine-month periods ended 30 September 2006 would have increased in total liabilities of Baht 2,713 million, decrease in the net profit of Baht 1,436 million and decrease in minority interests of Baht 1,277 million. For the Company's financial statements for the three-month and nine-month periods ended 30 September 2006 would have decreased in the closing balance of investment in a subsidiary of Baht 1,436 million and decrease in the share of net result of Baht 1,436 million. If the PMO and ITV cannot agree on the penalty calculation basis, either the PMO or ITV have to submit the dispute to the arbitration panel for the ruling.

The effect on the consolidated financial statements as at 30 September 2006 amount of Baht 2,713 million comprising of:

1. The unrecognised concession fee amounting to Baht 2,068 million.

2. The liability to pay interest at 15% per annum from 3 July 2004 to 30 September 2006 totalling Baht 397 million due to the delay in the payment of the concession fee.

3. The penalty fee for breach of the television scheduling conditions (if any) from 1 April 2004 to 30 September 2006 amounting to Baht 248 million.

As a result, the interim consolidated and the company's basic earnings per share and diluted earnings per share for the three-month period ended 30 September 2006 would have decreased from the reported net profit of Baht 0.27 per share to Baht (0.18) per share and for the nine-month period would have decreased from the reported net profit of Baht 1.51 per share to Baht 1.05 per share.

c) **Assessment for income tax in India**

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 30 March 2003) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 30 September 2006, SATTEL deposited for the income tax and penalty for the assessment year 1998/99 to 2003/04 is totally Rupees 263 million (approximately Baht 204 million). SATTEL did not agree with these tax assessments and filed appeals against these assessments. SATTEL's tax advisor was of the opinion that the outcome would be in favor of SATTEL. Therefore, SATTEL did not recognise such liabilities in its interim financial statements and presents all amounts paid as other non-current assets in the balance sheet. If, according to the final judge, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Contingencies and commitments (continued)

c) Assessment for income tax in India (continued)

The details of assessment for income tax can be summarised as follows:

- **Tax assessment for the assessment years 1998/99 to 2001/02**

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. SATTEL also filed an application for a refund of Rupees 72 million (approximately Baht 56 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against SATTEL's future income liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 287 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority and the Company has appealed against the CIT(A)'s decision with the ITAT.

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Tax Authority had refunded an amount of Rupees 56 million (approximately Baht 435 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.6 million), in respect of the withholding tax paid by the Indian resident customers during this assessment years. The Tax Authority of India has agreed to give credit for this amount, which will be adjusted against SATTEL's income liabilities in India.

On 16 March 2005, the Revenue Department of India raised an assessment for the assessment year 2002/03 in the amount of Rupees 106 million (approximately Baht 93 million). SATTEL had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT (A). On 2 November 2005, the CIT (A) ruled in favour of the Revenue Department of India and SATTEL has filed an appeal against CIT (A)'s decision with ITAT.

- **Tax assessment for the assessment year 2003/04**

The Tax Authority of India refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years.

On 31 January 2006, the Tax Authority of India has raised an assessment for the assessment year 2003/2004 against SATTEL in the amount of Rupees 106 million (approximately Baht 93 million), excluding penalty. SATTEL deposited some of the income tax for this assessment year in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 16 million). In the first quarter of 2006, SATTEL deposited sum of the tax in the amount of Rupees 65 million (approximately Baht 51 million) and filed an appeal against the assessment with CIT (A).

17 Contingencies and commitments (continued)

d) Obligation from shares buy back options of SATTEL

On 23 October 2003, SATTEL and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to SATTEL, with the condition that SATTEL has the first option to purchase these shares. If the offered price is greater than the higher of USD 1 or fair market value at offering date, SATTEL has the right to refuse. If the offered price is the higher of the equal of USD 1 or fair market value at offering date, SATTEL has to purchase those shares from Codespace Inc. SATTEL believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of SATTEL, the value of iPSTAR's shares is higher than USD 1, therefore, the Group does not recognise this obligation as its liabilities in these interim financial statements. As of 30 September 2006, the remaining share option was 1.73 million shares.

e) Joint venture agreement in Lao Telecommunications Company Limited ("LTC")

LTC is a joint venture of SATTEL, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, owns 49% of LTC's registered shares. At the end of the 25th year (in 2021), SATTEL has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges. According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 September 2006, LTC has remaining additional investment approximately USD 211 million.

LTC entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

f) Operating lease commitments - where a joint venture company is the lessee

As at 30 September 2006, a joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for ten aircrafts (as at 31 December 2005: nine aircrafts) amounting to approximately USD 7.23 million (as at 31 December 2005: USD 17.75 million) (proportion of investment in a joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers student pilots who study on the pilot program in the amount of Baht 15.81 million (as at 31 December 2005: Baht 32.28 million) (proportion of investment in a joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the pilot traninees can completely settle all outstanding debts with the bank.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Contingencies and commitments (continued)

g) Concession right payable of DPC

On 5 July 2006, Total Access Communication Public Company Limited has submitted the additional claims against Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to the Arbitration Committee for settlement of the last two amounts of concession right fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

18 Subsequent events

Acquisition of Capital OK Co.,Ltd. ("OK")

On 2 October 2006, the Company acquired 24.69 % of OK from DBS Bank Limited, incorporated in Singapore, amounting to 10 million shares at Baht 66.5 each, totalling of Baht 665 million. Therefore, the investment in OK increased from 75.31% to 100%. Consequently, the status of OK has been changed from a joint venture to a subsidiary.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

SHIN CORPORATION

November 9, 2006

RECEIVED
2006 NOV 20 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549 UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Notification of the authorized signatories

Dear Sir / Madam,

We would like to inform you that we have added more the authorized signatories of Shin Corporation Plc, Advanced Info Service Plc, and Shin Satellite Plc. ("the Companies"). The lists of new signatories are as follows:

Previous signatory:

Name	Position
1. Mrs. Siripen Sitasuwan	President & Group CFO of Shin Corporation Plc. or;

New signatories: (Any of the following)

Name	Position
1. Mrs. Siripen Sitasuwan	President & Group CFO of Shin Corporation Plc.
2. Mr. Anek Pana-apichon	Vice President - Finance and Accounting of Shin Corporation Plc.
3. Mr. Pong-Amorn Nimpoonsawat	Chief Finance Officer of Advanced Info Service Plc.
4. Mr. Tanadit Charoenchan	Vice President - Finance and Accounting of Shin Satellite Plc.
5. Mr. Anan Chatngoenngam	Compliance Manager of the Companies
6. Mrs. Parsopsook Chaiwongsurarit	Compliance Specialist of the Companies
7. Ms. Saowanee Tengvongvatana	Compliance Specialist of the Companies

Any one of the new signatories listed above may sign all documents pertaining to the business of the Companies submitted to the U.S. Securities and Exchange Commission and the Bank of New York that effective on November 9, 2006.

If you have any questions, please do not hesitate to contact us at (662) 299-5552 or by emailing saowanee.t@shincorp.com

Yours faithfully,

Siripen Sitasuwan (Mrs.)
President & Group CFO
Shin Corporation Plc.

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299 5000 Fax : (662) 299-5196 www.shincorp.com